UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 26, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-89618) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
1.	Notice of Meeting and Management Information Circular; and

2.	Form of Proxy.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 26, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

Management Information Circular Annual and Special Meeting of Shareholders of Enbridge Inc. to be held on Wednesday, May 2, 2007 in Edmonton, Alberta, Canada
March 2, 2007

March 2, 2007
Dear Shareholder,
On behalf of the Board of Directors, Management and employees of Enbridge Inc., I invite you to attend the Annual and Special Meeting of Shareholders which will take place on Wednesday, May 2, 2007 at The Westin Edmonton in Edmonton, Alberta, Canada. The Annual and Special Meeting is your opportunity to meet with the Corporation’s Board of Directors and its Senior Management to discuss items of interest to you, last year’s performance, and to receive an in person presentation outlining our efforts to ensure that Enbridge Inc. remains one of your most valued investments.
The items of business to be dealt with and the details of the Annual and Special Meeting are described in the attached Notice of Annual and Special Meeting of Shareholders and Management Information Circular. The business will include the receipt of the Consolidated Annual Financial Statements and the Report of the Auditors for the financial year ended December 31, 2006, the election of Directors, the appointment of Auditors, and the adoption of a new Incentive Stock Option Plan and a new Performance Stock Option Plan.
If you opted not to receive a copy of the Corporation’s Annual Report this year, we are enclosing with the Management Information Circular and related proxy materials, an insert that contains key corporate facts about the Corporation, including financial highlights for the year ended December 31, 2006, which information has been taken from the Annual Report. The Annual Report, along with additional documentation and information concerning the Corporation, is available on the Corporation’s website at www.enbridge.com. The Investor Relations section of the website is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents under “Reports & Filings” on the Investor Relations page.
If you are unable to attend the Annual and Special Meeting in person, I encourage you to vote your common shares by any of the means available to you, as described in the Management Information Circular and Proxy Form.
Sincerely,
Patrick D. Daniel
President & Chief Executive Officer

ENBRIDGE INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual and special meeting of holders of common shares of Enbridge Inc. will be held in the Manitoba Room of The Westin Edmonton, 10135 - 100th Street, Edmonton, Alberta, Canada on Wednesday, May 2, 2007 at 1:30 p.m. (mountain daylight saving time) for the purposes of:
(1)	receiving the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2006;

(2)	electing directors for the ensuing year;

(3)	appointing the auditors and authorizing the directors to fix their remuneration;

(4)	approving a new incentive stock option plan and a new performance stock option plan; and

(5)	considering such other matters as may properly come before the meeting, or any adjournment of that meeting.
Holders of common shares of record at the close of business on Thursday, March 15, 2007, will be entitled to vote at the meeting, or any adjournment of that meeting.
DATED at Calgary, Alberta, Canada this 2nd day of March, 2007.
By Order of the Board of Directors
Alison T. Love
Vice President & Corporate Secretary
Your vote is important regardless of the number of Enbridge Inc. common shares you own. If you are a registered shareholder and are unable to attend the meeting in person, please follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Inc. common shares held by you in the postage paid return envelope provided for that purpose for use at the meeting or vote by telephone, facsimile or internet.
To be used at the meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at its corporate trust office in Agincourt, Ontario, Canada, the address of which is listed in Appendix “C” to the management information circular, at any time up to 6:00 p.m. (mountain daylight saving time) on the second last business day (April 30, 2007) preceding the day of the meeting, or any adjournment of that meeting. Complete directions for use of the telephone, facsimile or the internet to transmit your voting instructions are provided with the form of proxy.

TABLE OF CONTENTS

Questions and Answers on Voting	1

General Information	3

Particulars of Matters to be Acted Upon	4
Receipt of Financial Statements	4
Election of Directors	4
Appointment of Auditors	16
Approval of the Stock Option Plans (2007)	17
Shareholder Proposals	20

Executive Compensation	21
Composition of the Human Resources & Compensation Committee	21
Report on Executive Compensation	21
Summary Compensation Table	25
Performance Stock Unit Plan Grants	26
Equity Compensation	26
Stock Options	26
Pension Plan	29
Termination of Employment and Change of Control Arrangements	31
Total Compensation	32
Interest of Insiders in Material Transactions	35
Indebtedness of Directors and Senior Officers	35

Liability Insurance of Directors and Officers	35

Transfer Agent and Registrar	35

Approval by the Board of Directors	35

Appendix “A” – Statement of Corporate Governance Practices	36
Appendix “B” – Shareholder Resolution	48
Appendix “C” – CIBC Mellon Trust Company – Corporate Trust Office	48

QUESTIONS AND ANSWERS ON VOTING

Your vote is important to Enbridge Inc. (“Enbridge” or the “Corporation”). Set forth below is guidance with respect to voting your Enbridge common shares. Note that unless otherwise specified, the answers relate to all shareholders, regardless of whether you are a registered or beneficial shareholder.

Q:	Am I entitled to vote?

A:
If you are a holder of common shares at the close of business on Thursday, March 15, 2007, you are entitled to vote at the meeting, or at any adjournment of that meeting, on the items of business set forth in the notice of annual and special meeting of shareholders.

Q:	Am I a registered shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.

Q:	Am I a beneficial (non-registered) shareholder?

A:
You are a beneficial shareholder if your common shares are held in an account where they are held in the name of a nominee (bank, trust company, securities broker or other). Your common shares are not represented by a physical share certificate but are recorded on an electronic system.

Q:	How many votes am I entitled to?

A:	You are entitled to one vote for each common share you hold.

Q:	What items of business am I voting on?

A:	You are voting on the:

(a) election of directors for the upcoming year;

(b) appointment of the auditors and authorization of the directors to fix the auditors’ remuneration;

(c) approval of a new incentive stock option plan and a new performance stock option plan for the Corporation; and

(d) any other business that may be properly brought before the meeting, or any adjournment of that meeting.

Q:	How will these items of business be decided at the meeting?

A:
A simple majority of the votes cast (50% plus one vote), by the shareholders, in person or by proxy, will constitute approval of the election of directors, the appointment of auditors and the approval of a new incentive stock option plan and a new performance stock option plan.

Q:	How do I vote?

A:	If you are a registered shareholder, you can vote in person at the meeting or by proxy.

(a) To vote in person – Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with CIBC Mellon

Trust Company, the Corporation’s transfer agent and registrar (“CIBC Mellon”), when you arrive at the meeting.

(b) To vote by proxy – You can convey your voting instructions by mail, telephone, facsimile or internet and by doing so your common shares will be voted at the meeting by P.D. Daniel or D.A. Arledge, who are the appointees set forth in the form of proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

If you convey your instructions by any of the means available to you, your instructions must be received by 6:00 p.m. (mountain daylight saving time) on the second last business day (April 30, 2007) preceding the day of the meeting, or any adjournment of that meeting.

If you are a beneficial shareholder, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

If you hold your common shares both as a registered and beneficial shareholder, you will need to convey your vote using each of the applicable procedures set forth above.

Q:	Is my vote confidential?

A:
Proxies are counted and tabulated independently of Enbridge by CIBC Mellon to preserve the confidentiality of your vote. CIBC Mellon does not inform the management of Enbridge as to how a shareholder votes except:

(a) as necessary to meet legal requirements;

(b) in the event of a proxy contest; or

(c) in the event a shareholder made written comments on the form of proxy intended for the management of Enbridge.

Q:	As a beneficial shareholder can I vote in person at the meeting?

A:	Yes.

Enbridge does not have the names of the beneficial shareholders and so, if you attend the meeting, Enbridge will not have a record of the number of common shares you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with CIBC Mellon when you arrive at the meeting.

Q:	Can I appoint a person as proxyholder other than the management nominees, P.D. Daniel and D.A. Arledge?

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A:
Whether or not you attend the meeting, you have the right to appoint a person, who does not need to be a shareholder, to represent you and vote your common shares in accordance with your voting instructions at the meeting. To exercise this right, strike out the names of the management nominees and insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy. You may also appoint a person to act as proxyholder through the internet if you elect to vote separately on each item of business. Specific instructions as to how you can appoint a proxyholder will be provided to you when you elect to vote separately using the internet. Be sure that the person is aware that he/she is your proxyholder and registers with CIBC Mellon at the meeting indicating that he/she is your proxyholder.

This right only exists if you convey your voting instructions by mail, and if you vote separately on each item of business using the internet.

Q:	Who is soliciting my proxy?

A:
Management of Enbridge and its board of directors are soliciting your proxy and the costs of doing so are being borne by Enbridge. In addition to soliciting proxies by mail, employees of Enbridge may also, without additional compensation, solicit personally or by telephone.

Q:	How will my proxy be voted?

A:
Your proxyholder, whether it is the management nominees or another person designated by you, must vote for or against or withhold your vote in accordance with the instructions you have conveyed. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not convey any instructions and appoint the management nominees as proxyholder or your proxyholder does not give specific instructions, your common shares will be voted FOR the election of directors, the appointment of auditors and the approval of a new incentive stock option plan and a new performance stock option plan.

Q:	What if there are amendments or variations to the items of business set forth in the notice of meeting or other matters are brought before the meeting?

A:
The enclosed form of proxy gives the person named on it the authority to use their discretion in voting on amendments or variations of the items set forth in the notice of meeting and on any other matters brought before the meeting. Proxyholders will vote in accordance with their best judgment pursuant to this discretionary authority.

As at the date of this management information circular, the board of directors and management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the meeting.

Q:	Can I change my mind once I have submitted my proxy?

A:	Yes.

You can revoke your proxy at any time before it is acted upon.

As a registered shareholder, if your proxy was submitted by facsimile or mail, you can revoke it by instrument in writing executed by you or by your attorney authorized in writing, or if the shareholder is a corporation, under corporate seal or by an officer or attorney duly authorized, and deposit such instrument in writing at the registered office of Enbridge. If you conveyed your voting instructions by telephone or internet, then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 6:00 p.m. (mountain daylight saving time) on the business day preceding the meeting (May 1, 2007), or any adjournment of that meeting; or by depositing the revoking instrument with the Chair of the meeting on the day of the meeting, or any adjournment of that meeting; or in any other manner permitted by law, including personal attendance at the meeting, or any adjournment of that meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a beneficial shareholder, you should contact your nominee for instructions on how to revoke your proxy.

Q:	Who counts the votes?

A:	CIBC Mellon, who will also act as scrutineer at the meeting.

Q:	How are my common shares voted if a ballot is called at the meeting on any of the items of business and a proxyholder other than myself is appointed?

A:
Your common shares will be voted as you specified in your proxy. If no such specification is made, then your common shares will be voted FOR the election of directors, the appointment of auditors and the approval of a new incentive stock option plan and a new performance stock option plan.

Q:	Who can I contact if I have any further questions on voting at the meeting?

A:	You can contact CIBC Mellon,

By e-mail to: www@cibcmellon.com; or

By telephone: Toll free in North America 1-800-387-0825.

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ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (“Management”) of Enbridge Inc. (“Enbridge” or the “Corporation”) and its board of directors (the “Board”). The accompanying form of proxy (“Proxy Form”) is for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Enbridge Shares”) of Enbridge to be held on Wednesday, May 2, 2007, and at any adjournment of that meeting. The cost of this solicitation of proxies will be borne by the Corporation. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation, without additional compensation.
Live Webcast of the Meeting
Shareholders who are unable to attend the Meeting in person have the opportunity to listen and view a live webcast of the Meeting. The details concerning the live webcast will be provided on Enbridge’s website at www.enbridge.com and in a news release prior to the Meeting. Shareholders unable to listen and view the live webcast, will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on the Corporation’s website.
Currency
All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.
Mailing Date and Date of Information in the Circular
Management anticipates that this Circular and the Proxy Form will be mailed to the Shareholders on or about March 23, 2007. Unless otherwise stated, information contained in this Circular is given as at March 2, 2007.
Executive and Registered Office
The principal executive and registered office of the Corporation is located at 3000, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8, and the Corporation’s telephone number is (403) 231-3900.
Share Capital and Principal Holders Thereof
The authorized share capital of Enbridge consists of an unlimited number of Enbridge Shares and an unlimited number of nonvoting preference shares, issuable in series. As at March 2, 2007, there were 367,081,886 Enbridge Shares issued and outstanding.
There is no single holder known to the Corporation, the Board, or Management, who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding Enbridge Shares. Noverco Inc. (“Noverco”) and its affiliates own in the aggregate 34,700,000 Enbridge Shares, representing approximately 9.5% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 (the “Subscription Agreement”) among Noverco, Gaz Métropolitain, Inc. (“Gaz”) and the Corporation, the Corporation has agreed to use its best efforts to facilitate the maintenance of Noverco’s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco to participate in any future offerings of Enbridge Shares.
Board and Committees of the Board
As at March 2, 2007, the directors of the Corporation (the “Directors”) are David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, J. Herb England, E. Susan Evans, David A. Leslie, Robert W. Martin, George K. Petty, Charles E. Shultz, Donald J. Taylor and Dan C. Tutcher.
Information concerning the Directors is set forth under the heading “Election of Directors” beginning on page 4 of this Circular.
Enbridge has four standing committees of the Board (“Board Committees”) but does not have an executive committee of its Board. The Board Committees are the Audit, Finance & Risk Committee (“AFR Committee”), Human Resources & Compensation Committee (“HRC Committee”), Governance Committee and Corporate Social Responsibility Committee (“CSR Committee”). Membership and the principal function of each Board Committee is set forth under the heading “Board Committees” beginning on page 36 in Appendix “A” of this Circular.
Communicating with the Board
Shareholders may write to the Board or any Director(s) in care of the following address:

By mail to:	Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada
T2P 3L8
Attention:	Alison T. Love
Vice President & Corporate Secretary
By e-mail to:	corporatesecretary@enbridge.com
Statement of Corporate Governance Practices
As the Enbridge Shares are listed on the Toronto Stock Exchange (the “TSX”), Enbridge must comply with the corporate governance guidelines or rules adopted by that exchange. The Enbridge Shares are also listed on the New York Stock Exchange (the “NYSE”), and Enbridge must disclose any significant ways in which its governance practices differ from NYSE requirements applicable to the United States of America (also referred to in this Circular as “U.S.”) listed companies. Enbridge must also comply with the corporate governance guidelines or rules adopted by Canadian securities regulators and the U.S. Securities and Exchange Commission (the “U.S. SEC”).
A complete description of the Corporation’s approach to corporate governance is set forth under the heading “Statement of Corporate Governance Practices” in Appendix “A” of this Circular.
Additional Information and Availability of Documents
Additional information and documents concerning the Corporation, including terms of reference for the Board and Board Committees, corporate policies and public disclosure documents, can be found on the Corporation’s website at www.enbridge.com. The Corporation’s public disclosure documents can also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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PARTICULARS OF MATTERS TO BE ACTED UPON
Receipt of Financial Statements
The Directors will place before the Meeting the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2006 (the “Financial Statements”). The 2006 annual report (the “Annual Report”) to Shareholders, which contains financial information about the Corporation including the Financial Statements and Management’s Discussion & Analysis, is included with the general mailing of this Circular to registered shareholders (“Registered Shareholders”) and beneficial shareholders (“Beneficial Shareholders”) who opted to receive it. The Annual Report, the Notice of Meeting of Shareholders (“Notice of Meeting”) and the Circular are available for viewing and electronic delivery on the Corporation’s website under the heading “Financial Information — Reports & Filings” on the Investor Relations page. Copies of the Annual Report or Financial Statements are available, upon request, from the Investor Relations group of the Corporation. You may contact Investor Relations by: mail at 3000, 425 — 1st Street S.W. Calgary, Alberta, Canada, T2P 3L8; telephone at 1-800-481- 2804; and e-mail through the Corporation’s website under the heading “Contact Investor Relations — Order Investor Material” on the Investor Relations page.
Election of Directors
General Information
The articles of the Corporation provide that the number of Directors shall be not less than 1 and not more than 15, as the Board may from time to time determine.
The Governance Committee acts as the nominating committee and is responsible for, among other things, the nomination of Directors to the Board. The Governance Committee has established and uses the Board Composition Plan to determine which individuals should be nominated to the Board. Further information concerning the Board Composition Plan is set forth under the heading “Nomination of Directors” beginning on page 44 in Appendix “A” of this Circular.
Pursuant to the general guidelines for the Board (the “Board Guidelines”), a Director, following the attainment of age 70, will retire at the next annual meeting of Shareholders. However, a Director may continue to serve until the first annual meeting of Shareholders following the Director’s 72nd birthday if: (a) the Director has requested a two-year extension prior to reaching the age of 70, and (b) the extension has been unanimously approved by the Directors then in office. In the event that a peer review has not been completed by the Directors in the 12-month period preceding the vote on the two-year extension, a peer review will be completed prior to such vote. Information regarding the process of a peer review is set forth under the heading “Assessment of Individual Directors” on page 45 in Appendix “A” of this Circular. Any Director continuing in office beyond the first annual meeting of Shareholders following the Director’s 70th birthday will not be eligible to be the Chair of the Board or the Chair of any Board Committee. The Board Guidelines can be found on the Corporation’s website.
Individuals Proposed to Be Nominated
The Board by resolution dated February 21, 2007 has established the size of the Board to be elected at the Meeting at 11 Directors. Although the Board is currently comprised of 12 Directors, only 11 of the Directors are standing for election. Pursuant to the Board Guidelines, Donald J. Taylor is retiring at the Meeting as he has attained the age of 72, and although Robert W. Martin has attained the age of 70, he will stand for election as his request for a two-year extension to serve on the Board was unanimously approved by the Board on January 31, 2007. As required by the Board Guidelines, a peer review was conducted prior to the Board approval. On the day of the Meeting, Mr. Martin will resign as Chair of the AFR Committee and David A. Leslie will assume that position.
The 11 proposed nominees for election as Directors are:
David A. Arledge
James J. Blanchard
J. Lorne Braithwaite
Patrick D. Daniel
J. Herb England
E. Susan Evans
David A. Leslie
Robert W. Martin
George K. Petty
Charles E. Shultz
Dan C. Tutcher
Other than Mr. England, who was appointed to the Board on January 1, 2007, all other proposed nominees for election as Directors were elected at the annual meeting of Shareholders held on May 3, 2006 (the “2006 Meeting”).
There is no family relationship between any of the proposed nominees for election as Directors.
The Subscription Agreement among Noverco, Gaz and the Corporation not only sets forth terms by which Noverco will acquire and maintain an ownership interest in the Corporation but also contains terms regarding the composition of the Board. The parties agreed that so long as Noverco or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8%of the outstanding Enbridge Shares, on an annual basis, the Corporation shall nominate and support the election to the Board of individuals proposed by Noverco, being at least one, in proportion to the percentage of outstanding Enbridge Shares owned by Noverco to all Enbridge Shares outstanding. None of the proposed nominees for election as Directors represents Noverco by such right of nomination.
The following pages set forth information regarding the proposed nominees for election as Directors (all of whom have consented to stand for election) together with their municipality of residence, age, year in which they joined the Board, their independence status, principal occupation(s) during the five preceding years, areas of expertise, Board Committee memberships, percentage of total attendance at Board and Board Committee meetings during 2006, as well as other public and private1 corporation/trust directorships/trusteeships and committee memberships. Also set forth is the number of Enbridge Shares2, deferred stock units (“Deferred Stock Units” or “DSUs”) and stock options held as at March 2, 2007, as well as the total market value of those securities as at the same date (excluding stock options). Supplemental information pertaining to the proposed nominees for election as Directors is set forth beginning on page 11 of this Circular.

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David A. Arledge (Age 62)
Naples, Florida, United States of America
Director since January 1, 2002 and appointed Chair of the Board in May 2005: Independent
Principal Occupation(s): From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance and Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, most recently retiring as Chairman, President & Chief Executive Officer.
Areas of Expertise: Energy, Finance, Accounting, Oil & Gas, Pipelines and Regulated Businesses
Enbridge Board Committee Memberships: Mr. Arledge is a member of the HRC Committee and the Governance Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships /Trusteeships: Mr. Arledge served as Vice Chairman of the Board of Directors of El Paso Corporation until his resignation in November 2001, having served in that capacity since the merger of Coastal Corporation and El Paso Corporation.
Other Public Committee Memberships:None
Private Corporation/Trust Directorships/Trusteeships: Mr. Arledge is also a member of the Board of Aviva USA, a subsidiary of Aviva plc, a public company.
Private Committee Memberships: Mr. Arledge serves on the Audit Committee and is the Chair of the Human Resources & Compensation Committee of Aviva USA.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Arledge owns 16,300 Enbridge Shares and 5,618 Deferred Stock Units, whose total market value is $815,350.
Other Information: Mr. Arledge meets the Voluntary Minimum Share Ownership Guideline.

James J. Blanchard (Age 64)
Beverly Hills, Michigan, United States of America
Director since January 25, 1999: Independent
Principal Occupation(s): Mr. Blanchard has practiced law with DLA Piper US, LLP in Michigan and Washington, D.C. since 1996 and is the Chairman, Government Affairs. Prior thereto, from 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and also spent eight years in the United States Congress.
Areas of Expertise: Government, Legal, Environmental, Safety & Sustainability, Governance
Enbridge Board Committee Memberships: Mr. Blanchard is a member of the Governance Committee and is Chair of the CSR Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships3: None
Other Public Committee Memberships: None
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Blanchard owns 10,961 Enbridge Shares and 22,681 Deferred Stock Units, whose total market value is $1,251,482.
Other Information: Mr. Blanchard meets the Voluntary Minimum Share Ownership Guideline.

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J. Lorne Braithwaite (Age 65)
Malahide, County Dublin, Ireland
Director since May 3, 1989: Independent
Principal Occupation(s): Mr. Braithwaite was President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.
Areas of Expertise: Finance, Mergers & Acquisitions, Governance, Human Resources, Real Estate and Retail
Enbridge Board Committee Memberships: Mr. Braithwaite is a member of the HRC Committee and the CSR Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 94%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Braithwaite is a Director of Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation) and Jannock Properties Limited (real estate company). Mr. Braithwaite is also a Trustee of Enbridge Commercial Trust (trust and a subsidiary of Enbridge Income Fund which is managed by a subsidiary of the Corporation).
Other Public Committee Memberships: Mr. Braithwaite serves on the Audit Committee of Enbridge Gas Distribution Inc. and the Audit and Compensation Committees of Jannock Properties Limited.
Private Corporation/Trust Directorships/Trusteeships: As of January 2006, Mr. Braithwaite joined the largest shopping mall company in the Middle East, as the Chairman of MAF Shopping Centres LLC, Dubai, United Arab Emirates. He is also a Director of Bata Shoe Corporation (international shoe retailing company) and Northern Group Retail Ltd. (ladies specialty apparel retailer operating throughout Canada and Northeast U.S.).
Private Committee Memberships: Mr. Braithwaite is Chair of the Audit Committee and a member of the Compensation Committee for Bata Shoe Corporation. He is also Chairman of the Investment Advisory Committee for the Canada Post Pension Plan.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Braithwaite owns 33,751 Enbridge Shares and 7,637 Deferred Stock Units, whose total market value is $1,539,634.
Other Information: Mr. Braithwaite meets the Voluntary Minimum Share Ownership Guideline.

Patrick D. Daniel (Age 60)
Calgary, Alberta, Canada
Director since April 27, 2000: Not Independent
Principal Occupation(s): Mr. Daniel has been a Senior Executive Officer of the Corporation for over 13 years and has been President & Chief Executive Officer of the Corporation since January 1, 2001.
Areas of Expertise: Business Management, Energy, Engineering and Pipelines
Enbridge Board Committee Memberships: As President & Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but he attends Board Committee meetings at the request of the Board.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Daniel is a Director of Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation); Chair of Enbridge Pipelines Inc. (pipeline company and a wholly-owned subsidiary of the Corporation); Director of EnCana Corporation (oil and gas company); Enerflex Systems Ltd. (industrial products company) and Synenco Energy Inc. (oil and gas company).
Other Public Committee Memberships: Mr. Daniel serves on the Pension and Audit, Finance & Risk Committees of EnCana Corporation and the Corporate Governance Committee of Enerflex Systems Ltd. Mr. Daniel is also a member of the Reserves & Resources Committee and Chair of the Finance Committee of Synenco Energy Inc.
Private Corporation/Trust Directorships/Trusteeships: Mr. Daniel is a Director of a number of Enbridge subsidiaries. He is also a Director of the American Petroleum Institute and is on advisory councils at both the Universities of Alberta and British Columbia.
Private Committee Memberships: None
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Daniel owns 324,547 Enbridge Shares and holds options to acquire 1,657,400 Enbridge Shares. The total market value of the Enbridge Shares are $12,073,148.

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J. Herb England (Age 60)
Naples, Florida, United States of America
Director since January 1, 2007: Independent
Principal Occupation(s): Mr. England is the President & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida. From 1993 to 1997, Mr. England was the Chairman, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Breweries (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of John Labatt Limited.
Areas of Expertise: Accounting and Auditing, Finance, Mergers & Acquisitions and Industrial Relations
Enbridge Board Committee Memberships: Mr. England is proposed to join the AFR Committee and the Governance Committee on the day of the Meeting.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: Mr. England joined the Board on January 1, 2007 and did not attend any meetings in 2006.
Other Public Corporation/Trust Directorships/Trusteeships: None
Other Public Committee Memberships: None
Private Corporation/Trust Directorships/Trusteeships: Mr. England is a Director of Stahlman-England Irrigation Inc., HEMS, LLC (investment partnership) and Goodwood Fund 2.0 Ltd. (registered regulated mutual fund).
Private Committee Memberships: None
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. England owns 1,000 Enbridge Shares, whose total market value is $37,200.
Other Information: Mr. England joined the Board on January 1, 2007 and has until January 1, 2012 to meet the Voluntary Minimum Share Ownership Guideline.

E. Susan Evans (Age 61)
Calgary, Alberta, Canada
Director since March 1, 1996: Independent
Principal Occupation(s): Mrs. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc. (public oil and gas company).
Areas of Expertise: Energy, Governance, Human Resources, Legal and Oil & Gas
Enbridge Board Committee Memberships: Mrs. Evans is a member of the HRC Committee and the CSR Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mrs. Evans is a Director of Enbridge Pipelines Inc. (public pipeline company and a wholly-owned subsidiary of the Corporation) and Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust).
Other Public Committee Memberships: Mrs. Evans serves on the Audit, Compensation and Governance Committees of Canadian Oil Sands Limited.
Private Corporation/Trust Directorships/Trusteeships: Mrs. Evans was formerly a Director of Citizens Bank of Canada, Citizens Trust Company, Home Oil Company and Anderson Exploration Inc.
Private Committee Memberships: Mrs. Evans was formerly Chair of the Audit Committee for the Province of Alberta, Director of Canada Deposit Insurance Corporation, former Chair of the Judicial Compensation Commission for the Province of Alberta and Commissioner of the Alberta Financial Review Commission.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mrs. Evans owns 28,611 Enbridge Shares and 3,327 Deferred Stock Units, whose total market value is $1,188,094.
Other Information: Mrs. Evans meets the Voluntary Minimum Share Ownership Guideline.

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David A. Leslie, F.C.A. (Age 63)
Toronto, Ontario, Canada
Director since July 26, 2005: Independent
Principal Occupation(s): Mr. Leslie was the Chairman and Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004.
Areas of Expertise: Accounting and Auditing, Governance and Retail
Enbridge Board Committee Memberships: Mr. Leslie is a member of the AFR Committee and the Governance Committee. On the day of the Meeting, Mr. Leslie is proposed to become Chair of the AFR Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Leslie is a Director of Sobeys Inc. (food merchandising company).
Other Public Committee Memberships: Mr. Leslie serves on the Audit and Oversight Committees of Sobeys Inc.
Private Corporation/Trust Directorships/Trusteeships: Mr. Leslie is the Chair Elect of Sunnybrook Health Sciences Centre.
Private Committee Memberships: Mr. Leslie is Chair of the Audit Committee of Sunnybrook Health Sciences Centre.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Leslie owns 3,413 Enbridge Shares and 3,195 Deferred Stock Units, whose total market value is $245,818.
Other Information: Mr. Leslie has until July 26, 2010 to meet the Voluntary Minimum Share Ownership Guideline.

Robert W. Martin (Age 70)
Toronto Ontario, Canada
Director since May 6, 1992: Independent
Principal Occupation(s): Mr. Martin was the President & Chief Executive Officer of The Consumers’ Gas Company Ltd. (now Enbridge Gas Distribution Inc.) from 1984 to 1992.
Areas of Expertise: Accounting, Banking, Finance, Mergers & Acquisitions, Human Resources, Real Estate and Utilities
Enbridge Board Committee Memberships: Mr. Martin is currently the Chair of the AFR Committee and a member of the HRC Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 95%
Other Public Corporation/Trust Directorships/Trusteeships4: Mr. Martin is a Director of Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation) and HSBC Bank Canada (banking firm). He is also a Trustee of Allied Properties Real Estate Investment Trust (real estate investment trust). From 1993 to 1999, Mr. Martin was Chairman of Silcorp Limited (convenience stores).
Other Public Committee Memberships: Mr. Martin serves as Chair of the Audit Committee for Enbridge Gas Distribution Inc. and HSBC Bank Canada and is on the Governance and Compensation Committees of Allied Properties Real Estate Investment Trust.
Private Corporation/Trust Directorships/Trusteeships: Mr. Martin is a Director of the York University Foundation and is an Honourary Governor of York University.
Private Committee Memberships: Mr. Martin is an Honourary Life member of the Salvation Army Advisory Board and is Vice Chairman of The Stephen Leacock Foundation for Children.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Martin owns 36,636 Enbridge Shares, options to acquire 5,112 Enbridge Shares and 9,396 Deferred Stock Units. The total market value of the securities (excluding options) is $1,712,390.
Other Information: Mr. Martin meets the Voluntary Minimum Share Ownership Guideline.

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George K. Petty (Age 65)
San Luis Obispo, California, United States of America
Director since January 22, 2001: Independent
Principal Occupation(s): Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999.
Areas of Expertise: Telecommunications, Finance, Mergers & Acquisitions, Business Management and Energy
Enbridge Board Committee Memberships: Mr. Petty is a member of the AFR Committee and the Chair of the Governance Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Petty is a Director of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation), Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest) and FuelCell Energy, Inc. (fuel cell company).
Other Public Committee Memberships: Mr. Petty serves on the Audit Committee of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. and serves on the Compensation and Audit Committees of FuelCell Energy, Inc.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Petty owns 12,595 Enbridge Shares and 10,184 Deferred Stock Units, whose total market value is $847,379.
Other Information: Mr. Petty meets the Voluntary Minimum Share Ownership Guideline.

Charles E. Shultz (Age 67)
Calgary, Alberta, Canada
Director since December 1, 2004: Independent
Principal Occupation(s): Mr. Shultz is the Chair and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) which he formed in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President & Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).
Areas of Expertise: Energy, Oil & Gas, Mining, Pipelines and Governance
Enbridge Board Committee Memberships: Mr. Shultz is a member of the AFR Committee and is the Chair of the HRC Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Shultz is a Director of Enbridge Pipelines Inc. (pipeline company and a wholly-owned subsidiary of the Corporation), serves as Chairman of the Board of Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust) and has been since 1996, and is Lead Director of Newfield Exploration (oil and gas company).
Other Public Committee Memberships: Mr. Shultz serves on the Audit Committee of Canadian Oil Sands Limited and is Chair of the Compensation Committee of Newfield Exploration.
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Shultz owns 8,277 Enbridge Shares and 4,735 Deferred Stock Units, whose total market value is $484,046.
Other Information: Mr. Shultz meets the Voluntary Minimum Share Ownership Guideline.

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Dan C. Tutcher (Age 58)
Houston, Texas, United States of America
Director since May 3, 2006: Not Independent
Principal Occupation(s): Mr. Tutcher was the Group Vice President, Transportation South of the Corporation, as well as President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. from May 2001 until retirement on May 1, 2006. Prior to May 2001, since 1992, he was the Chairman of the Board, President & Chief Executive Officer of Midcoast Energy Resources, Inc.
Areas of Expertise: Construction, Deregulated Businesses, Energy, Engineering, Environmental, Health & Safety, Finance, Mergers & Acquisitions, Governance, Government, Human Resources, Oil & Gas, Pipelines, Real Estate, Regulated Businesses, Transportation and Utilities
Enbridge Board Committee Memberships: Mr. Tutcher is a member of the Governance Committee and the CSR Committee.
% of Total Attendance at Enbridge Board and Board Committee Meetings during the financial year ended December 31, 2006: 100%
Other Public Corporation/Trust Directorships/Trusteeships: Mr. Tutcher is a Director of Sterling Bancshares, Inc. (bank holding company).
Other Public Committee Memberships: Mr. Tutcher serves on the Assets and Liabilities, Mergers & Acquisitions and Executive Committees of Sterling Bancshares, Inc.
Private Corporation/Trust Directorships/Trusteeships: Mr. Tutcher is the Chairman Emeritus of Cancer Counseling of Houston and is a Director of Alley Theatre and Magic Interests Ltd.
Private Committee Memberships: None
Equity Securities Held and Total Market Value of those Securities as at March 2, 2007: Mr. Tutcher owns 464,772 Enbridge Shares, options to acquire 143,333 Enbridge Shares and 3,126 Deferred Stock Units. The total market value of the securities (excluding options) is $17,405,806.
Other Information: Mr. Tutcher meets the Voluntary Minimum Share Ownership Guideline.

Notes:
1	Reference to “public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both. “Private” means a corporation/trust that is not a reporting issuer.

2
Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by the respective proposed nominee for election as Director.

3
On April 10, 2006, the Ontario Securities Commission, the British Columbia Securities Commission and the Authorite des marches financiers (collectively, the “Commissions”) issued a management cease trade order against insiders of Bennett Environmental Inc. (“Bennett”), and subsequently a cease trade order on April 24, 2006, after Bennett failed to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the Commissions were in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard ceased to be a Director of Bennett on August 7, 2006.

4
On December 2, 2003, the Ontario Securities Commission (the “Commission”) issued a temporary cease trade order against Atlas Cold Storage Income Trust (“Atlas”), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the Commission was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004. Mr. Martin did not stand for re-election as a Director of Atlas at the Atlas annual meeting held in June 2004.

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Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more proposed nominees for election as Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees set forth above.
Supplemental Information
The following pages set forth information, including Board and Board Committee meetings and attendance, independence, other public board/trust directorships/trusteeships and committee appointments, equity ownership and remuneration, regarding all the Directors of the Corporation who served during the financial year ended December 31, 2006 and Mr. England, who joined the Board on January 1, 2007.
Board and Board Committee Meetings and Attendance
The tables below set forth the number of Board and Board Committee meetings held during the financial year ended December 31, 2006 and the attendance of each of the Directors who served during that period at such meetings.
Summary of Board and Board Committee Meetings Held

During the financial year ended December 31, 2006

Board[1]	8
AFR Committee	6
HRC Committee	6
Governance Committee[2]	5
CSR Committee	3

Total Number of Board and Board Committee Meetings Held	28

Notes:
1	Includes 2 teleconference meetings.

2	Includes 1 teleconference meeting.

Summary of Attendance of Directors at Board and Board Committee Meetings

During the financial year ended December 31, 2006

							Governance
	Board Meetings		AFR Committee		HRC Committee		Committee		CSR Committee		Total Meetings
Director	Attended		Meetings Attended		Meetings Attended		Meetings Attended		Meetings Attended		Attended
	#	%[1]	#	%[1]	#	%[1]	#	%[1]	#	%[1]	#	%[1]

D.A. Arledge[2]	8 of 8	100	6 of 6	100	6 of 6	100	5 of 5	100	3 of 3	100	28 of 28	100
J.J. Blanchard[3]	8 of 8	100	–	–	–	–	5 of 5	100	3 of 3	100	16 of 16	100
J.L. Braithwaite	7 of 8	88	–	–	6 of 6	100	–	–	3 of 3	100	16 of 17	94
P.D. Daniel[4]	8 of 8	100	6 of 6	100	6 of 6	100	5 of 5	100	3 of 3	100	28 of 28	100
E.S. Evans	8 of 8	100	–	–	6 of 6	100	–	–	3 of 3	100	17 of 17	100
W.R. Fatt[5]	3 of 4	75	2 of 3	67	2 of 3	67	–	–	–	–	7 of 10	70
L.D. Hyndman[6]	4 of 4	100	3 of 3	100	–	–	–	–	2 of 2	100	9 of 9	100
D.A. Leslie	8 of 8	100	6 of 6	100	–	–	5 of 5	100	–	–	19 of 19	100
R.W. Martin[7]	7 of 8	88	6 of 6	100	6 of 6	100	–	–	–	–	19 of 20	95
G.K. Petty[8]	8 of 8	100	3 of 3	100	–	–	5 of 5	100	2 of 2	100	18 of 18	100
C.E. Shultz[9]	8 of 8	100	3 of 3	100	6 of 6	100	2 of 2	100	–	–	19 of 19	100
D.J. Taylor	8 of 8	100	–	–	–	–	5 of 5	100	3 of 3	100	16 of 16	100
D.C. Tutcher	4 of 4	100	–	–	–	–	3 of 3	100	1 of 1	100	8 of 8	100

Notes:
1	Percentages are rounded up to the nearest whole number.

2	Although Mr. Arledge is not a member of the AFR Committee and the CSR Committee, as the Chair of the Board, he attends most meetings of these committees.

3	Governor Blanchard is the Chair of the CSR Committee.

4	As President & Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but he attends Board Committee meetings, at the request of the Board.

5	Mr. Fatt resigned from the Board on July 24, 2006.

6	Mr. Hyndman retired from the Board on May 3, 2006.

7	Mr. Martin is the Chair of the AFR Committee. He will resign from this position on the day of the Meeting.

8	Mr. Petty is the Chair of the Governance Committee.

9	Mr. Shultz is the Chair of the HRC Committee.
Each Director’s attendance at Board and Board Committee meetings is reviewed by the Governance Committee each year and the Chair of such Committee, along with the Chair of the Board, at their discretion, will recommend appropriate penalties for non-attendance, which may include dismissal from the Board in the event that an inordinate number of meetings are missed.
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Independence and Board Committees
Director independence of each of the current Directors was determined by the Board with reference to the Board Guidelines, the requirements set forth by Canadian securities regulators in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the rules of the NYSE and by U.S. SEC rules and regulations. The following table sets forth the independence, or lack thereof, of each Director with reference to the independence standards referred to above and sets forth each Director’s membership on the Board Committees.

Board Committees[1]
Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee

D.A. Arledge		✓	✓

J.J. Blanchard		✓		Chair

J.L. Braithwaite			✓	✓

P.D. Daniel	Not Independent – Mr. Daniel is not independent under MI 52-110 and U.S. regulatory requirements because he is the President & Chief Executive Officer of Enbridge.

J.H. England[2]	✓	✓

E.S. Evans			✓	✓

D.A. Leslie[3]	✓	✓

R.W. Martin	Chair		✓

G.K. Petty	✓	Chair

C.E. Shultz	✓		Chair

D.J. Taylor		✓		✓

D.C. Tutcher		✓		✓

Not Independent — Mr. Tutcher is not independent under MI 52-110 and U.S. regulatory requirements because he was, within the last three years, the Group Vice President, Transportation South of the Corporation as well as the President of
Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., subsidiaries of the Corporation.

Notes:
1
All current members of the AFR Committee and the HRC Committee are independent in accordance with the independence standards referred to above except for Mr. Martin under the NYSE rules. Under NYSE rules, Mr. Martin would not be considered an independent member of the Board, the AFR Committee and the HRC Committee for reasons set forth in the second bullet point under the heading “Foreign Private Issuer Disclosure” on page 47 in Appendix “A” of this Circular.

2	Mr. England is proposed to join the AFR Committee and the Governance Committee on the day of the Meeting.

3	An “audit committee financial expert” under U.S. regulatory requirements.
Other Public Corporation/Trust Directorships/Trusteeships and Committee Memberships
The following table sets forth other public corporation/trust directorships/trusteeships and committee memberships for each of the current Directors. “Public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both.

Other Public Corporation/
Director	Trust Directorships/Trusteeships	Committee Memberships

D.A. Arledge	–	–

J.J. Blanchard	–	–

J.L. Braithwaite	Enbridge Gas Distribution Inc.	Audit Committee
	Enbridge Commercial Trust[1]	–
	Jannock Properties Limited	Audit and Compensation Committees

P.D. Daniel	Enbridge Gas Distribution Inc.	–
	Enbridge Pipelines Inc.	–
	EnCana Corporation	Pension and Audit, Finance & Risk Committees
	Enerflex Systems Ltd.	Corporate Governance Committee
	Synenco Energy Inc.	Reserves & Resources Committee and
Chair of the Finance Committee

J. H. England	–	–

E.S. Evans	Enbridge Pipelines Inc.	–
	Canadian Oil Sands Limited	Audit, Compensation and Governance Committees

D.A. Leslie	Sobeys Inc.	Audit and Oversight Committees

R.W. Martin	Enbridge Gas Distribution Inc.	Chair of Audit Committee
	HSBC Bank Canada	Chair of Audit Committee
	Allied Properties Real Estate Investment Trust	Governance and Compensation Committees

G.K. Petty	Enbridge Energy Company, Inc.	Audit Committee
	Enbridge Energy Management, L.L.C.	Audit Committee
	FuelCell Energy, Inc.	Compensation and Audit Committees

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Other Public Corporation/
Director	Trust Directorships/Trusteeships	Committee Memberships

C.E. Shultz	Enbridge Pipelines Inc.	–
	Canadian Oil Sands Limited	Audit Committee
	Newfield Exploration	Chair of Compensation Committee

D.J. Taylor	Wajax Income Fund	Audit and Governance Committees

D.C. Tutcher	Sterling Bancshares, Inc.	Assets and Liabilities, Mergers & Acquisitions and
Executive Committees

Note:
1	Enbridge Commercial Trust is the delegate of the sole trustee of Enbridge Income Fund which is a reporting issuer.
Other Public Corporations/Trusts Where the Directors of the Corporation are Members of the Same Board
The following table sets forth the current Directors who served together as Directors on the boards of other public corporations or acted as trustees for other public trusts during the financial year ended December 31, 2006. The committees that each of the current Directors serve on are also set forth. “Public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both.

Director/Trustee	Name of Corporation/Trust	Committees

J.L. Braithwaite	Enbridge Gas	Audit Committee
P.D. Daniel	Distribution Inc.	–
R.W. Martin		Chair of the Audit Committee

J.L. Braithwaite	Enbridge Commercial	–
P.D. Daniel[1]	Trust[2]	–

P.D. Daniel	Enbridge	–
E.S. Evans	Pipelines Inc.	–
C.E. Shultz		–

P.D. Daniel[3]	Enbridge Energy	–
G.K. Petty	Company, Inc	Audit Committee
D.C. Tutcher[3]		–

Director/Trustee	Name of Corporation/Trust	Committees

P.D. Daniel[3]	Enbridge Energy	–
G.K. Petty	Management, L.L.C.	Audit Committee
D.C. Tutcher[3]		–

E.S. Evans	Canadian Oil	Audit,
	Sands Limited	Compensation and Governance Committees
C.E. Shultz		Audit Committee

Notes:
1	Mr. Daniel resigned as a trustee of Enbridge Commercial Trust on June 30, 2006.

2	Enbridge Commercial Trust is the delegate of the sole trustee of Enbridge Income Fund which is a reporting issuer.

3	Both Mr. Daniel and Mr. Tutcher resigned as Directors of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. on May 1, 2006.

Equity Ownership of the Directors
The following table sets forth the current Directors’ equity ownership interest in the Corporation and any changes in the ownership interest since March 3, 2006.

										Market Value
	Equity Ownership			Equity Ownership			Net Change in			of Equity
	as at March 3, 2006[1]			as at March 2, 2007			Equity Ownership			Holdings as
	Common	Stock		Common	Stock		Common	Stock		at March 2,
Director	Shares	Options	DSUs	Shares	Options	DSUs	Shares	Options	DSUs	2007[2] ($)

D.A. Arledge	16,300	–	3,042	16,300	–	5,618	–	–	2,576	815,350
J.J. Blanchard	10,532	–	17,252	10,961	–	22,681	429	–	5,429	1,251,482
J.L. Braithwaite	29,662	–	5,331	33,751	–	7,637	4,089	–	2,306	1,539,634
P.D. Daniel[3]	320,801	1,508,400	–	324,547	1,657,400	–	3,746	149,000	–	12,073,148
J.H. England	–	–	–	1,000	–	–	1,000	–	–	37,200
E.S. Evans	27,724	–	2,189	28,611	–	3,327	887	–	1,138	1,188,094
D.A. Leslie	3,230	–	1,028	3,413	–	3,195	183	–	2,167	245,818
R.W. Martin	36,636	5,112	6,932	36,636	5,112	9,396	–	–	2,464	1,712,390
G.K. Petty	12,595	–	7,348	12,595	–	10,184	–	–	2,836	847,379
C.E. Shultz	6,681	–	2,431	8,277	–	4,735	1,596	–	2,304	484,046
D.J. Taylor	30,597	–	696	30,756	–	1,786	159	–	1,090	1,210,562
D.C. Tutcher	319,003	600,694	–	464,772	143,333	3,126	145,769	(457,361)	3,126	17,405,806

Notes:
1	As disclosed in the management information circular for the Corporation’s 2006 Meeting.

2
Based on the aggregate market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 2, 2007 ($37.20)) of the Enbridge Shares and DSUs owned by the Director and excludes options. These amounts have been rounded to the nearest dollar.

3
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel’s compensation is set forth under the heading “Compensation of the Chief Executive Officer” on page 23 of this Circular.

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Share Ownership Guideline
As set forth under the following heading “Remuneration of Directors”, Directors are expected to hold a personal investment in Enbridge Shares and DSUs of at least two times the $150,000 annual Board retainer being $300,000 (also referred to in this Circular as the “Voluntary Minimum Share Ownership”). Directors are expected to achieve this investment by the later of July 1, 2009 or five years from the date they became a Director. The following table sets out, for each Director, the Voluntary Minimum Share Ownership, the date at which a Director is expected to meet the Voluntary Minimum Share Ownership, the market value of Enbridge Shares/DSUs held as of March 2, 2007, the dollar value of Enbridge Shares/DSUs needed to meet the Voluntary Minimum Share Ownership where a Director has not met it, and the multiple of the annual board retainer held where a Director has met the Voluntary Minimum Share Ownership.

				Dollar Value of Enbridge
		Date at which	Market Value of	Shares/DSUs needed to
	Voluntary Minimum	Voluntary Minimum	Enbridge Shares/DSUs	meet Voluntary Minimum
	Share Ownership	Share Ownership is to	as at March 2, 2007 [1]	Share Ownership	Multiple of Annual
Director	($)	be met	($)	($)	Board Retainer

D.A. Arledge	300,000	July 1, 2009	815,350	–	2.72
J.J. Blanchard	300,000	July 1, 2009	1,251,482	–	4.17
J.L. Braithwaite	300,000	July 1, 2009	1,539,634	–	5.13
P.D. Daniel[2]	–	–	–	–	–
J. H. England	300,000	January 1, 2012	37,200	262,800	–
E.S. Evans	300,000	July 1, 2009	1,188,094	–	3.96
D.A. Leslie	300,000	July 26, 2010	245,818	54,182	–
R.W. Martin	300,000	July 1, 2009	1,712,390	–	5.71
G.K. Petty	300,000	July 1, 2009	847,379	–	2.82
C.E. Shultz	300,000	December 1, 2009	484,046	–	1.61
D.J. Taylor	300,000	July 1, 2009	1,210,562	–	4.04
D.C. Tutcher	300,000	May 3, 2011	17,405,806	–	58.02

Notes:
1	Based on the aggregate market value (determined by reference to the closing price of the Enbridge Shares on the TSX on that date ($37.20)) of the Enbridge Shares and DSUs owned by the Director. These amounts have been rounded to the nearest dollar.

2	Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. As President & Chief Executive Officer, he is expected to own Enbridge Shares with a value equal to four times his annual salary. Information regarding Mr. Daniel’s compensation and share ownership guideline is set forth under the headings “Compensation of the Chief Executive Officer” and “Share Ownership Guidelines” on page 23 of this Circular.

Remuneration of Directors
Directors of the Corporation, other than P.D. Daniel, are compensated pursuant to the Corporation’s Directors’ Compensation Plan which became effective July 1, 2004. The Board, through its Governance Committee, and considering recommendations from external independent consultants, is responsible for the development and implementation of the Directors’ Compensation Plan. The main objectives of the Directors’ Compensation Plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the Corporation’s Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and Board Committee membership and competitive with other comparable public issuers; and (c) to align the interests of the Directors with the Corporation’s Shareholders. To meet and maintain these objectives, the Board periodically performs a comprehensive review of the Directors’ Compensation Plan, making any changes it deems necessary. In August 2006, the Governance Committee reviewed the Directors’ Compensation Plan and recommended that no changes be made to the current level of compensation.
Under the Directors’ Compensation Plan, Directors receive an annual retainer for membership on the Board and any Board Committee. The Chair of the Board and the Chair of each of the four Board Committees receives an additional annual retainer. These annual retainers assist the Board to maintain a competitive position and are determined in relation to a comparator group of public issuers. The Governance Committee will define and review on a regular basis the appropriate marketplace against which comparisons are made. The Board’s policy is for the annual retainers to be approximately equivalent to compensation levels paid to Directors of the comparator group.
Directors may elect to receive the annual retainers in the form of cash, Enbridge Shares or DSUs in increments of 25% up to a certain percentage, which election is dependent upon a Director’s share ownership. Directors are expected to hold a personal investment in Enbridge Shares and DSUs of at least two times the annual board retainer ($300,000). Directors are expected to achieve the Voluntary Minimum Share Ownership by the later of July 1, 2009 or five years from the date they became a Director.

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Directors’ Compensation Plan
The following table sets forth the percentages of each payment form that each Director may elect before and after reaching the Voluntary Minimum Share Ownership.

		Elective Payment Form
		Before Reaching the Voluntary			After Reaching the Voluntary
		Minimum Share Ownership			Minimum Share Ownership
	Amount[1,2]		Enbridge			Enbridge
Compensation Element	($)	Cash	Shares[3]	DSUs[4]	Cash	Shares[3]	DSUs[4]

Board Retainer – Annual	150,000
Additional Chair of the Board Retainer – Annual	155,000
Additional Board Committee Chair		Up to	Up to 50%	50% to	Up to	Up to	25% to
Retainer – Annual		50%		100%	75%	75%	100%
AFR Committee	15,000
CSR Committee	10,000
Governance Committee	10,000
HRC Committee	10,000

Travel Fee[5]	1,500	100%	–	–	100%	–	–

Notes:
1	These amounts are paid quarterly, in arrears.

2	Directors with their principal residence in the U.S. are paid the same face amounts in U.S. currency (“US$”).

3	Under this payment option, the Director is paid the equivalent after-tax value of the fee in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment.

4
Under this payment option, the Director is paid the equivalent value of the fee in DSUs based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment. The value of a DSU, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Enbridge Shares. A Director cannot convert DSUs to cash until the Director ceases to be a member of the Board.

5	Directors who travel from their home province or state to a meeting in another province or state receive a per trip cash allowance of $1,500.
Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Board Committee meeting.
Directors’ Remuneration During the Most Recently Completed Financial Year
The following table sets forth the compensation paid by the Corporation to each of its Directors who served during the financial year ended December 31, 2006.

		Annual Retainer for
		Chair of the Board/Chair
	Annual Board Retainer	of a Board Committee	Other Fees	Total
Director	($)	($)	($)	($)

D.A. Arledge[1]	150,000	155,000	9,000	314,000
J.J. Blanchard[1]	150,000	6,666	7,500	164,166
J.L. Braithwaite[2]	188,000	–	23,500	211,500
P.D. Daniel[3]	–	–	–	–
E.S. Evans[2]	151,333	–	4,750	156,083
W. R. Fatt [2,4]	101,000	3,750	5,000	109,750
L. D. Hyndman[2,5]	57,000	3,750	3,750	64,500
D.A. Leslie	150,000	–	7,500	157,500
R.W. Martin[2]	168,000	18,000	15,500	201,500
G.K. Petty[1,2]	225,000	10,000	15,000	250,000
C.E. Shultz[2]	152,000	6,666	5,750	164,416
D.J. Taylor	150,000	–	6,000	156,000
D.C. Tutcher[1]	100,000	–	4,500	104,500

Notes:
1	These Directors are paid the same face amounts in US$.

2
The amounts set forth under the columns “Annual Board Retainer” also include annual retainer amounts paid to Mrs. Evans and Messrs. Braithwaite, Fatt, Hyndman, Martin, Petty and Shultz for acting as a director or trustee of an Enbridge subsidiary or affiliate. The amounts set forth under the column “Other Fees” include travel fees paid to these individuals to attend an Enbridge meeting as well as fees for attending meetings of an Enbridge subsidiary or affiliate.

3
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel’s compensation is set forth under the heading “Compensation of the Chief Executive Officer” on page 23 of this Circular.

4	Mr. Fatt resigned from the Board on July 24, 2006.

5	Mr. Hyndman retired from the Board on May 3, 2006.
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Election of Payment Form
The following table sets forth the percentages of each payment form that each Director received during the financial year ended December 31, 2006.

	Elective Payment Form
	Cash	Enbridge Shares	DSUs
Director	(%)	(%)	(%)

D.A. Arledge	76	–	24
J.J. Blanchard	5	4	91
J.L. Braithwaite	30	35	35
P.D. Daniel	–	–	–
E.S. Evans	76	–	24
W.R. Fatt[1]	28	–	72
L.D. Hyndman[2]	84	–	16
D.A. Leslie	52	–	48
R.W. Martin	61	–	39
G.K. Petty	68	–	32
C.E. Shultz	28	24	48
D.J. Taylor	76	–	24
D.C. Tutcher	4	–	96

Notes:
1	Mr. Fatt resigned from the Board on July 24, 2006.

2	Mr. Hyndman retired from the Board on May 3, 2006.
Appointment of Auditors
PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC’s address is Suite 3100, 111 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 5L3. Under the Canadian Securities Administrators’ National Instrument 52-108 “Auditor Oversight”, PwC is a participating audit firm with the Canadian Public Accountability Board. PwC has also confirmed to the Board and the AFR Committee its status as independent within the meaning of applicable Canadian and U.S. rules.
The Board, on recommendation from the AFR Committee, recommends the re-appointment of PwC as auditors.
Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.
Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.
Auditor Independence
The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation’s AFR Committee has responsibility to oversee the external auditor. A description of the Corporation’s AFR Committee is set forth under the heading “Report of the Audit, Finance & Risk Committee” on page 37 in Appendix “A” of this Circular.
The Canadian securities regulators have passed rules which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the accounting and corporate governance reforms and rules adopted by the U.S. SEC under that Act, which specify certain services the external auditors may not provide. The Corporation complies with all such rules which are applicable in Canada and in the U.S.
In response to legislative and regulatory requirements regarding auditor independence, the Corporation’s AFR Committee adopted a policy that requires pre-approval by the AFR Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to the Corporation in the most efficient and economical manner. The Board believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The AFR Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors. Further information regarding the pre-approval policies and procedures of the AFR Committee is set forth under the heading “Pre-Approval Policies and Procedures” on page 46 in Appendix “A” of this Circular.
The AFR Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors’ independence and objectivity.
Fees Billed by Auditors
The following table sets forth all services rendered by the auditors by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2005 and 2006.

Financial Years ended December 31	2006	2005

Audit Fees[1]	$3,688,620	$1,658,869
Audit-Related Fees[2]	248,645	166,552
Tax Fees[3]	310,599	210,490
All Other Fees[4]	388,444	32,360

Total Fees	$4,636,308	$2,068,271

Notes:
1	Represents the aggregate fees billed by the Corporation’s auditors for audit services.

2
Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not included under “Audit Fees”.

3	Represents the aggregate fees billed for professional services rendered by the Corporation’s auditors for tax compliance, tax advice and tax planning.

4	Represents the aggregate fees billed for products and services provided by the Corporation’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

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Approval of the Stock Option Plans (2007)
At the Meeting, Shareholders will be asked to approve two stock option plans: the Incentive Stock Option Plan (2007) (the “ISO Plan (2007)”) providing for the issue of incentive stock options (“ISOs”) and the Performance Stock Option Plan (2007) (the “PSO Plan (2007)”) providing for the issue of performance-based stock options (“PBSOs”) (together, the “Stock Option Plans (2007)”). Both plans, if approved, will be effective January 1, 2007 and will replace the Corporation’s Incentive Stock Option Plan (2002) (the “ISO Plan”) that was approved at the annual and special meeting of Shareholders held on May 3, 2002. The features of the ISO Plan are set forth under the heading “Stock Options” beginning on page 26 of this Circular.
The total number of Enbridge Shares reserved for issuance under the ISO Plan (2007) and the PSO Plan (2007) shall not exceed in the aggregate 16,500,000 Enbridge Shares, representing approximately 4.5% of the issued and outstanding Enbridge Shares as of March 2, 2007. None of the 30,000,000 Enbridge Shares reserved for issuance under the ISO Plan are included in the 16,500,000 Enbridge Shares being reserved under the Stock Option Plans (2007). If the Stock Option Plans (2007) are adopted, no further options will be granted under the ISO Plan and only unexercised options under such plan will remain outstanding and be exercisable under such plan. Management believes that the 16,500,000 Enbridge Shares reserved for issuance under the Stock Option Plans (2007) will be a sufficient number of Enbridge Shares to adequately provide for all ISO and PBSO awards for the next eight to ten years.
ISO Plan (2007)
Under the ISO Plan (2007), the HRC Committee, subject to any determination or approval required to be made by the Board, will administer the Plan and grant ISOs to any employee, including officers, of the Corporation or its subsidiaries (the “Participants”). Incentive stock options, within the meaning and requirements of the United States Internal Revenue Code (the “Code”), may also be granted to designated employees of the Corporation’s U.S. subsidiaries. Directors who are not full-time employees of the Corporation or a subsidiary are not eligible to become participants.
The purpose of the ISO Plan (2007) is to: focus Participants on the share price appreciation in alignment with the long-term strategy of the Corporation; assist in attracting, retaining, engaging and rewarding Participants; and provide an opportunity for Participants to earn competitive total compensation.
Features of the ISO Plan (2007)
Restrictions on Enbridge Shares Reserved
The ISO Plan (2007) restricts the number of Enbridge Shares reserved for issuance as follows:
(a)
The total number of Enbridge Shares reserved for issuance to any one Participant under all security based compensation arrangements shall not exceed 5% of the number of Enbridge Shares outstanding at the time of reservation;

(b)
the total number of Enbridge Shares reserved for issuance to insiders under all security based compensation arrangements of the Corporation shall not exceed 10% of the number of the Enbridge Shares outstanding at the time of reservation;

(c)
the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider’s associates under all security based compensation arrangements of the Corporation within any one-year period shall not exceed 10% and 5%, respectively, of the number of Enbridge Shares outstanding at the time of issuance (excluding any other Enbridge Shares issued under all security based compensation arrangements during such one-year period); and

(d)
in the case of grants of inducement options to new employees by the Chief Executive Officer (“CEO”), the number of inducement options granted shall not exceed the lesser of the amount provided for in the HRC Committee policies, and 2% of the number of Enbridge Shares (on a non-dilutive basis) outstanding at the time of the grant.

The maximum number of Enbridge Shares that may be issued to designated employees of the Corporation’s U.S. subsidiaries as incentive stock options within the meaning of the Code under the ISO Plan (2007) shall not be greater than 2,000,000, which number is included in the aggregate 16,500,000 Enbridge Shares reserved for the Stock Option Plans (2007).
No U.S. incentive stock option (within the meaning of the Code) may be granted under the ISO Plan (2007) to any employee who at the time the stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of his/her employer corporation or of its parent or subsidiary corporations unless the grant price is at least 110% of the Fair Market Value (as defined below) of the Enbridge Shares subject thereto, and the U.S. incentive stock option is not exercisable after the expiration of five years from the date it was granted.
No incentive stock option will be granted to a U.S. designated employee, if as a result of the grant, the aggregate Fair Market Value (as defined below) of the Enbridge Shares covered by all the U.S. incentive stock options under the ISO Plan (2007), which are or will become exercisable for the first time by the designated employee during any calendar year exceeds US$100,000, or such amount as shall be set out in the Code.
Term, Vesting Provisions and Exercise Price
Options shall have a term of ten years or less and are subject to earlier termination if the holder leaves the employ of the Corporation; provided that if the term expires in a trading blackout period, the term shall be extended to a date that is five trading days after the end of the trading blackout period. Options shall vest and become exercisable on the terms decided by the HRC Committee. In no case, other than when an option is awarded during a trading blackout period, shall an option be granted at an exercise price per Enbridge Share of less than 100% of the weighted average of the board lot trading price per Enbridge Share on the TSX or the NYSE, for the last five trading days immediately prior to the date of the grant (“Fair Market Value”). In the event an option is awarded during a trading blackout period, the effective date of the option shall be the sixth trading day following the date of the termination of the blackout period and the exercise price per Enbridge Share shall in no case be less than the Fair Market Value of the Enbridge Share on such sixth trading day.

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Share Settled Options
If approved by the Board, a Participant upon exercise of an option may receive Enbridge Shares having a Fair Market Value equal to the “in the money“ value of the option at the time it is exercised. In that case, the number of Enbridge Shares issued to the Participant and not the number of underlying Enbridge Shares reserved for issuance under the option will be deducted from the Plan.
Share Ownership Guidelines
On exercise of an option, a Participant will be required to retain Enbridge Shares (net of Enbridge Shares required to be sold to meet tax liabilities arising on exercise of options) to meet applicable Enbridge Share ownership guidelines.
Transferability and Assignability
No ISOs granted under the ISO Plan (2007) are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.
Termination of Employment
Voluntary Termination
Options that have vested remain exercisable until the earlier of 30 days following the Participant’s last day of employment, and the expiration of the term of the option, following which any vested options shall be cancelled. Any unvested options shall be cancelled on the Participant’s last day of employment.
Involuntary Termination
Options that have vested remain exercisable until the earlier of 30 days following the expiration of any notice period, and the expiration of the term of the option, following which any vested options shall be cancelled.
Any unvested options held on the last day of employment shall continue to vest and shall be exercisable until the earlier of 30 days following expiry of the notice period, and the expiration of the term of the option, following which all options shall be cancelled.
If the involuntary termination is for cause, all options held on the date of termination shall be cancelled on the Participant’s last day of active employment.
Death
In the event of death of a Participant, all options held shall vest and become exercisable until the earlier of the first anniversary of the date of death, and the expiration of the term of the option, following which all options shall be cancelled.
Retirement or Disability
In the event of retirement or disability of a Participant, the options held by such Participant shall continue to vest in accordance with their terms. In the case of retirement, options that are exercisable or become exercisable are exercisable until the earlier of the third anniversary of the date of retirement, and the expiration of the term of the option, following which all options shall be cancelled. In the case of disability, options continue to be exercisable in accordance with their terms.
With respect to designated employees in the U.S., the HRC Committee may determine terms and conditions in accordance with the Code under which stock options may be exercised upon termination of employment, death, retirement and disability.
Leaves of Absence
Where a Participant takes a leave of absence for a period greater than three months, all vested options shall be exercisable for the term of the options, following which any unexercised and vested options shall be cancelled. Any unvested options will continue to vest during the leave but if a Participant does not return to active employment at the end of the leave, all options shall be cancelled at the end of the leave.
Secondment
The HRC Committee and the CEO shall determine the manner in which all options will be treated.
Change of Control
All unvested options shall vest on a date not more than 30 days and not less than five days prior to the change of control, as determined by the HRC Committee.
Amendment
Subject to applicable regulatory approval, (which approval may also require shareholder approval), the Board may amend the ISO Plan (2007) or any ISOs issued thereunder in whole or in part without obtaining shareholder approval. Notwithstanding the foregoing, the Corporation will obtain the approval of the shareholders of the Corporation for an amendment relating to:
(a)	the maximum number of shares reserved for issuance under the ISO Plan (2007);

(b)	a reduction in the exercise price for any options;

(c)	the cancellation of options and the reissue or replacement of such options with options having a lower exercise price;

(d)	an extension to the term of any option;

(e)	any change allowing other than full-time employees of the Corporation or a subsidiary to become Participants in the ISO Plan (2007); and

(f)	any change whereby options would become transferable or assignable other than by will or according to the laws of descent and distribution.
PSO Plan (2007)
Pursuant to the ISO Plan, the HRC Committee, subject to Board approval, is able to grant PBSOs, which grants are made on an infrequent basis. The Board wishes to implement the PSO Plan (2007) as a stand alone plan under which PBSOs would be granted.
Under the PSO Plan (2007), the HRC Committee, subject to any determination or approval required to be made by the Board, will administer the Plan and grant PBSOs to Participants. Incentive stock options, within the meaning and requirements of the Code, may also be granted to designated employees of the Corporation’s U.S. subsidiaries. Directors who are not full-time employees of the Corporation or a subsidiary are not eligible to become participants.
The purpose of the PSO Plan (2007) is to: focus Participants on the attainment of the Corporation’s long-term strategy; assist in attracting, retaining, engaging and rewarding senior executives of the Corporation; and provide an opportunity for Participants to earn

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competitive total compensation based on achieving the performance goals set out in the PSO Plan (2007).
Although all employees are eligible to be designated as Participants under the PSO Plan (2007), it is expected that PBSOs will mostly be granted to senior executives and will provide an opportunity for these executives to earn competitive total compensation based on achieving defined performance measures.
Features of the PSO Plan (2007)
Restrictions on Enbridge Shares Reserved
The PSO Plan (2007) restricts the number of Enbridge Shares reserved for issuance as follows:
(a)
The total number of Enbridge Shares reserved for issuance to any one Participant under all security based compensation arrangements shall not exceed 5% of the number of Enbridge Shares outstanding at the time of reservation;

(b)
the total number of Enbridge Shares reserved for issuance to insiders under all security based compensation arrangements of the Corporation shall not exceed 10% of the number of the Enbridge Shares outstanding at the time of reservation;

(c)
the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider’s associates under all security based compensation arrangements of the Corporation within any one-year period shall not exceed 10% and 5%, respectively, of the number of Enbridge Shares outstanding at the time of issuance (excluding any other Enbridge Shares issued under all security based compensation arrangements during such one-year period); and

(d)
in the case of grants of inducement options to new employees by the CEO, the number of inducement options granted shall not exceed the lesser of the amount provided for in the HRC Committee policies, and 2% of the number of Enbridge Shares (on a non-dilutive basis) outstanding at the time of the grant.

The maximum number of Enbridge Shares that may be issued to designated employees of the Corporation’s U.S. subsidiaries as incentive stock options within the meaning of the Code under the PSO Plan (2007) shall not be greater than 2,000,000, which number is included in the aggregate 16,500,000 Enbridge Shares reserved for the Stock Option Plans (2007).
No U.S. incentive stock option (within the meaning of the Code) may be granted under the PSO Plan (2007) to any employee who at the time the stock option is granted, owns stock possessing more than 10%of the total combined voting power of all classes of his/her employer corporation or of its parent or subsidiary corporations unless the grant price is at least 110% of the Fair Market Value of the Enbridge Shares subject thereto, and the U.S. incentive stock option is not exercisable after the expiration of five years from the date it was granted.
No incentive stock option will be granted to a U.S. designated employee, if as a result of the grant, the aggregate Fair Market Value of the Enbridge Shares covered by all the U.S. incentive stock options under the PSO Plan (2007), which are or will become exercisable for the first time by the designated employee during any calendar year exceeds US$100,000, or such amount as shall be set out in the Code.
Term and Exercise Price
Options shall have a term of ten years or less and are subject to earlier termination if the holder leaves the employ of the Corporation; provided that if the term expires in a trading blackout period, the term shall be extended to a date that is five trading days after the end of the trading blackout period. In no case, other than when an option is awarded during a trading blackout period, shall an option be granted at an exercise price per Enbridge Share of less than Fair Market Value. In the event an option is awarded during a trading blackout period, the effective date of the option shall be the sixth trading day following the date of the termination of the blackout period and the exercise price per Enbridge Share shall in no case be less than the Fair Market Value of the Enbridge Share on such sixth trading day.
Vesting
PBSOs shall vest when both the time period set by the HRC Committee since the date of the grant has expired and the performance measures have been met. The CEO will recommend to the HRC Committee the performance measures and levels of achievement for 100% of the PBSOs to vest and the level below which no PBSOs will vest and the HRC Committee will approve the terms of vesting of the PBSOs and the level below which no PBSOs will vest. The CEO will advise the Chair of the HRC Committee, upon the Human Resources, Accounting and Finance Groups and the CEO jointly concurring, that the performance measures have been achieved and the number of PBSOs that have become exercisable.
Share Settled Options
If approved by the Board, a Participant upon exercise of an option may receive Enbridge Shares having a Fair Market Value equal to the “in the money” value of the option at the time it is exercised. In that case, the number of Enbridge Shares issued to the Participant and not the number of underlying Enbridge Shares reserved for issuance under the option will be deducted from the Plan.
Share Ownership Guidelines
On exercise of an option, a Participant will be required to retain Enbridge Shares (net of Enbridge Shares required to be sold to meet tax liabilities arising on exercise of options) to meet applicable Enbridge Share ownership guidelines.
Transferability and Assignability
No PBSOs granted under the PSO Plan (2007) are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.
Termination of Employment
Voluntary Termination
Options that have vested remain exercisable until the earlier of 30 days following the Participant’s last day of employment, and the expiration of the term of the option, following which any vested options shall be cancelled. Any unvested options shall be cancelled on the Participant’s last day of employment.
Involuntary Termination
Options that have vested remain exercisable until the earlier of 30 days following the expiration of any notice period, and the expiration of the term of the option, following which any vested options shall be cancelled.

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A number of unvested options, prorated based on the number of full calendar months of active employment of the Participant during the term of the option to the total number of months in the term, shall continue to vest in accordance with the terms. The vested portion of such options shall be exercisable until the earlier of 30 days following the expiry of the notice period, and the expiration of the term of the option, following which all options shall be cancelled.
If the involuntary termination is for cause, all options held on the date of termination shall be cancelled on the Participant’s last day of active employment.
Death
All vested options shall remain exercisable until the earlier of the first anniversary of the death, and the expiration of the term of the option, following which unexercised and vested options will be cancelled. A number of unvested options, prorated based upon the number of full calendar months of active employment of the Participant during the term of the option to the total number of months in the term, shall vest on the date of death of the Participant on the assumption that the performance measures have been met. Such number of options shall be exercisable until the earlier of the first anniversary of the date of death, and the expiration of the term of the option, following which all options shall be cancelled.
Retirement
In the event of retirement of a Participant, vested options as at the date of retirement are exercisable until the earlier of the third anniversary of the date of retirement and the expiration of the term of the option.
A number of unvested options, prorated based upon the number of full calendar months of active employment of the Participant during the term to the total number of months in the term, shall continue to vest in accordance with their terms. The vested portion of such options shall be exercisable until the earlier of the third anniversary of the date of retirement, and the expiration of the term of the option, following which all options shall be cancelled.
Disability
In the event of disability of a Participant, the options held by such Participant shall continue to vest and be exercisable in accordance with their terms.
With respect to designated employees in the U.S., the HRC Committee may determine terms and conditions in accordance with the Code under which stock options may be exercised upon termination of employment, death, retirement and disability.
Leaves of Absence
Where a Participant takes a leave of absence for a period greater than three months, all vested options shall be exercisable for the term of the options, following which any unexercised and vested options shall be cancelled. Any unvested options will continue to vest during the leave but if a Participant does not return to active employment at the end of the leave, all options shall be cancelled at the end of the leave.
Secondment
The HRC Committee and the CEO shall determine the manner in which all options will be treated.
Change of Control
All unvested options shall vest on a date not more than 30 days and not less than five days prior to the change of control, as determined by the HRC Committee.
Amendment
Subject to applicable regulatory approval, (which approval may also require shareholder approval), the Board may amend the PSO Plan (2007) or any PBSOs issued thereunder in whole or in part without obtaining shareholder approval. Notwithstanding the foregoing, the Corporation will obtain the approval of the shareholders of the Corporation for an amendment relating to:
(a)	the maximum number of shares reserved for issuance under the PSO Plan (2007);

(b)	a reduction in the exercise price for any options;

(c)	the cancellation of options and the reissue or replacement of such options with options having a lower exercise price;

(d)	an extension to the term of any option;

(e)	any change allowing other than full-time employees of the Corporation or a subsidiary to become Participants in the PSO Plan (2007);

(f)	any change whereby options would become transferable or assignable other than by will or according to the laws of descent and distribution.
Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix “B” of this Circular (the “Stock Option Plans (2007) Resolution”), to approve the Stock Option Plans (2007).
The Board has determined that the approval of the Stock Option Plans (2007) is in the best interests of the Corporation and its Shareholders and therefore unanimously recommends that the Shareholders vote for the approval of the Stock Option Plans (2007) Resolution.
Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted against the Stock Option Plans (2007) Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the Stock Option Plans (2007) Resolution.
Shareholder Proposals
The Corporation did not receive any shareholder proposals for consideration at the Meeting.

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The Canada Business Corporations Act, which governs the Corporation, provides that Shareholder proposals must be received by December 1, 2007 to be considered for inclusion in the management information circular and the form of proxy for the 2008 annual meeting of Shareholders, which is expected to be held on or about May 7, 2008.
EXECUTIVE COMPENSATION
Composition of the Human Resources & Compensation Committee
The Corporation’s HRC Committee is presently comprised of the following Directors (the date of their appointment to the HRC Committee is listed after their name): D.A. Arledge (January 1, 2002); J.L. Braithwaite (May 5, 2005); E.S. Evans (May 3, 2002); R.W. Martin (February 1, 2001); and C.E. Shultz (May 5, 2005).
The HRC Committee’s responsibilities include reviewing and advising the Board on policies and plans with respect to the remuneration of senior management as discussed below and those responsibilities set forth under the headings “Report of the Human Resources & Compensation Committee” and “Compensation” on pages 38 and 44, respectively, in Appendix “A” of this Circular.
Report on Executive Compensation
Compensation Strategy
The compensation strategy for senior management at Enbridge is designed to:
▪	attract and retain highly capable senior management from the North American energy sector;

▪	align the immediate, short-term, medium-term and long-term actions and decisions of the senior management with the annual, medium and long-term interests of Shareholders; and

▪	engage the senior management team by defining and rewarding performance in terms of business unit, corporate and Shareholder goals.
The compensation program components – base pay, annual incentives, long-term incentives, benefits and pension arrangements – are all designed and administered within this overall framework.
Target Reward Levels
Given that the senior management team is located partly in Canada and partly in the United States, target reward levels are set within the context of separate Canadian and United States comparator groups (the “Comparator Groups”). The Comparator Groups include selected pipeline companies, integrated energy producers, and related industrials of comparable size and complexity with which the Corporation competes for senior management talent and for which compensation data is available through a combination of public disclosure and/or reliable surveys through independent consulting firms. The HRC Committee regularly reviews the Comparator Groups and the data provided by independent consultants to ensure they continue to reflect the Corporation’s senior management talent labour markets.
Enbridge designs its base pay, annual incentives, and various forms of long-term incentives such that the total of the plans pays at the 50th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and an individual each achieve their target goals, and pays at the 75th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and an individual each achieve 75th percentile performance among the Comparator Groups. The Corporation’s policy is that pay is commensurate with performance.
Base Pay
Senior management salaries are reviewed annually to ensure they reflect a balance of market conditions, the levels of responsibility and accountability of each individual, his/her unique talents and the level of demonstrated performance.
Short-Term Incentive Plan
The Corporation’s Short-Term Incentive Plan (“STIP”) is designed to reward senior management for achieving and exceeding performance at the corporate, business unit and individual levels.
For 2006, the performance measures for each of the Chief Executive Officer, the Chief Financial Officer and the three other executive officers of the Corporation with the highest salary and bonus compensation in the 2006 financial year (the “Named Executive Officers”) included corporate return on equity in 2006 and individual performance. Business unit senior management’s performance measures also included business unit earnings and other objectives applicable to their particular business unit. The measures for corporate performance are established and reviewed annually by the HRC Committee. Business unit performance measures are established and reviewed annually by the President & Chief Executive Officer.
Target incentives based on each participant’s level of responsibility within the Corporation are established as a percentage of base salary and reflect competitive practice within the Comparator Groups. STIP awards are paid in cash.
The STIP provides for the payment of incentive awards that may be below or in excess of target awards. Incentives are not paid if threshold performance levels are not attained. Senior members of management could receive up to 100% (150% in the case of the President & Chief Executive Officer) of base salaries when outstanding performance results are achieved. The factor by which incentive awards are calculated is prorated between the threshold, target and maximum award depending on actual performance under each of the performance measures. In administering the STIP, the HRC Committee may, in its judgment, vary incentive awards payable to participants if the application of the incentive formula confers unintended results. The STIP award for the President & Chief Executive Officer is recommended by the HRC Committee for approval by the Board while awards for the other Named Executive Officers are considered and, if thought appropriate, approved by the HRC Committee on the recommendation of the President & Chief Executive Officer.
For 2006, awards under the STIP were determined by the HRC Committee on the basis of a combination of: (a) the actual corporate return on equity being above the targeted return on equity level; (b) business unit performance measures, where applicable, ranging between exceeding targets to exceptional performance; and (c) individual performance measures as assessed by the President & Chief Executive Officer and, in the

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case of the President & Chief Executive Officer, as assessed by the HRC Committee. In the opinion of the HRC Committee, STIP payments reflected corporate performance, business unit performance, where applicable, and the individual contributions of the Named Executive Officers in 2006.
Long-Term Incentives
Consistent with its overall compensation strategy described above, Enbridge continues to use long-term incentives to ensure reward programs are aligned with its business strategy and Shareholder interests. In summary, Enbridge has four active programs:
▪	Performance Stock Unit (“PSU”) Plan (“PSU Plan”) with a three-year term granted annually, that provides a focus on comparative total shareholder return.

▪	An Incentive Stock Option (“ISO”) Plan (2002) (“ISO Plan”) that is a conventional stock option plan with annual grants that provides a focus on long-term (up to 10 years) share price growth.

▪
A Performance-Based Stock Option (“PBSO”) Plan (“PBSO Plan”) under the ISO Plan that is a special, periodic plan that provides focus on achieving specific stretch share price targets over the period September 2002 to September 2007.

▪
A Restricted Stock Unit (“RSU”) Plan (“RSU Plan”) with a maximum 35-month term granted annually to reward share price growth and enhance the organization’s ability to attract and retain key employee groups.

The mix of PSUs, ISOs, PBSOs and RSUs will vary according to the level of senior management within the Corporation. The size of awards granted is determined taking into account an individual’s base salary, as well as individual performance achievement, succession potential and retention considerations and the competitiveness of award opportunities offered by the Comparator Groups.
Performance Stock Unit Plan
The PSU Plan is designed to strengthen the link between the interests of the Shareholders and the participating members of senior management by aligning the awards with relative total shareholder value creation. PSUs provide an incentive that focuses senior management on stock price performance and dividend growth. Performance conditions reward senior management for relative shareholder value creation during the plan term.
Under the PSU Plan, participating members of senior management are eligible to receive annual grants of PSUs. The initial value of each of these PSUs is equivalent to the market value of one Enbridge Share. Each award may be paid out in cash at the end of a three-year term based on: (a) the market value of an Enbridge Share at the end of the three-year period; (b) additional PSUs representing dividends that would have been credited to the PSUs during the three-year period had the matured PSUs been treated as Enbridge Shares under the Corporation’s dividend reinvestment plan; and (c) the Corporation’s total shareholder return over a three-year period relative to a peer group of companies established in advance by the HRC Committee.
Payments under the PSU Plan may be increased up to 200% of the original award when the Corporation outperforms its peer group. If the Corporation’s performance fails to meet threshold performance levels, no payments are made. The Corporation will not issue any Enbridge Shares in connection with the PSU Plan.
During 2006, 117,900 PSUs were granted to 38 eligible employees, including the Named Executive Officers. For additional information regarding these grants, see “Performance Stock Unit Plan Grants” on page 26 of this Circular.
Incentive Stock Option Plan
The ISO Plan is designed to provide participating members of senior management the opportunity to share in the long-term value creation of the Corporation in alignment with Shareholder interests.
ISOs entitle members of senior management to acquire a specific number of Enbridge Shares at a defined price. Generally, grants of stock options are considered annually by the HRC Committee on the recommendation of the President & Chief Executive Officer and by the HRC Committee alone concerning the President & Chief Executive Officer. Further information regarding the ISO Plan is set forth under the heading “Stock Options” on page 26 of this Circular.
During 2006, stock options to acquire 1,595,300 Enbridge Shares at prices ranging from $34.35 to $36.46 per share were granted to 367 eligible employees, including the Named Executive Officers. For additional information on the outstanding stock options, including the cost of the stock options to the Corporation, see Note 16 to the Corporation’s Financial Statements contained in the Annual Report.
Performance-Based Stock Options
PBSOs are designed to further align the interests of participating members of senior management with those of Shareholders. PBSOs are granted on an infrequent basis and have both time and share price requirements to become exercisable.
Since 2002, there has been one grant of PBSOs to 7 employees, including all Named Executive Officers. Further information on PBSOs is set forth under the heading “Stock Options (Performance-Based)” on page 29 of this Circular.
For additional information on the outstanding PBSOs, see Note 16 to the Corporation’s Financial Statements contained in the Annual Report.
Restricted Stock Unit Plan
The RSU Plan is designed to attract and retain senior management and to provide an opportunity for Participants to earn competitive total compensation. RSUs focus on stock price performance and encourage retention of senior management.
Under the RSU Plan participating members of senior management are eligible to receive annual grants of RSUs. Units granted mature after a maximum term of 35 months. The initial value of each of the RSUs is equivalent to the market value of one Enbridge Share. Each award is paid in cash at the end of the term. The amount payable in respect of an award is the sum of the number of RSUs granted together with RSUs representing dividends that would be credited to the RSUs during the 35-month period had the matured RSUs been treated as Enbridge Shares

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under the Corporation’s dividend reinvestment plan, all multiplied by the market value of an Enbridge Share at the end of the term. The Corporation will not issue any Enbridge Shares in connection with the RSU Plan.
During 2006, 181,882 units having a term to maturity of 27 months were granted to 555 eligible employees. None of the Named Executive Officers received RSUs.
Share Ownership Guidelines
On January 1, 2002, the Corporation implemented share ownership guidelines for senior management requiring them to attain target levels of ownership by December 31, 2006. The President & Chief Executive Officer is required to own Enbridge Shares with a value equal to four times his annual salary. As of December 31, 2006, Mr. Daniel held 324,321 Enbridge Shares, representing a share ownership level of approximately 12 times his annual salary.
Other members of senior management including the President & Chief Executive Officer’s direct reports are required to own Enbridge Shares with a value of two times their annual salary. Members of senior management at the senior vice president and vice president level are required to own Enbridge Shares with a value equal to their annual salary. These guidelines apply to any individuals subsequently hired or appointed to assume such positions, provided that such individuals will have a period of four years from their date of hiring or appointment to attain the applicable target level of share ownership. As of December 31, 2006, other members of senior management averaged approximately 4 times their annual salaries; and members of senior management at the vice president level averaged approximately 1.5 times their annual salaries.
Enbridge encourages all employees to share in its long-term success through its various supported voluntary savings plans. As of December 31, 2006, employees in Canada and the United States, other than the Named Executive Officers, owned approximately 4,571,088 Enbridge Shares under these plans.
The following table summarizes the target share ownership by employee groups and the current level of average actual shareholdings by employee groups as at December 31, 2006.
Compensation Consultant
The HRC Committee engaged Mercer Human Resource Consulting Ltd. (“Mercer”) to provide specific support to the Committee in determining compensation for the Corporation’s officers during the most recently completed financial year. This support has consisted of: (a) the provision of general market observations with respect to market trends and issues; (b) the provision of benchmark market data; (c) advice on compensation programs and issues; (d) attendance at 5 Committee meetings to review market trends and issues, and market analysis findings with the Committee. The decisions made by the HRC Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.
For fiscal year 2006, Enbridge paid Mercer approximately $260,000 for its work as the advisor to the Committee as well as to advise Management on various compensation issues. Enbridge also paid Mercer approximately $1,900,000 in fiscal 2006 for various routine administration, actuarial and compliance mandates from Enbridge management at various locations around the world.
Compensation of the Chief Executive Officer
Mr. Daniel’s total compensation includes the three components previously described for Enbridge employees: base pay, STIP and long-term incentive plans (“LTIP”). The HRC Committee reviews all elements of the President & Chief Executive Officer’s total compensation each year and compensation recommendations are based on a review of the annual compensation surveys of the Comparator Groups and on corporate and personal performance. The HRC Committee considered the following corporate and personal achievements in determining Mr. Daniel’s STIP and LTIP awards for 2006:
Financial Performance:
▪	Adjusted return on equity of 14.2%; and

▪	Achieved SOx 404 compliance.
Liquids Pipelines Projects:
▪	Commenced construction of the Southern Access Expansion;

▪	Completed the reversal of the Spearhead Pipeline and commenced its operations;

▪	Initiated the development of the Alberta Clipper Pipeline project;

▪	Received industry support for the Southern Lights Pipeline project and the Waupisoo Pipeline project; and

▪	Received approval and commenced construction on a number of new storage projects in Canada and the U.S.
Natural Gas Strategy:
▪
The Gas Pipelines business has been reorganized and a broad strategy developed to create further value in gas distribution, gas gathering and processing, offshore pipelines and major interstate pipelines;

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▪	Construction underway on the Vector Pipeline expansion; and

▪	Construction underway on the deepwater Neptune Pipeline and Shenzi projects.
Shareholder Relations:
▪	The U.S. shareholder base has been increased to close to 20% and the European base to 4%.
Organizational Development:
▪	A new organizational structure has been implemented to manage the large capital program in the Liquids Pipelines business; and

▪	Reassignments of senior management were completed to enhance employee development and provide for corporate management succession.
The Board determined Mr. Daniel’s STIP award based on two factors (the weight ascribed to each factor is noted below): (a) the assessment of the Corporation’s annual return on equity compared to budgeted return on equity (80%); and (b) the HRC Committee’s evaluation of Mr. Daniel’s performance in relation to annual objectives agreed to in advance (20%). For 2006, the Board approved a STIP award to Mr. Daniel of $1,500,000 which reflected the factors referred to above, the competitiveness to the Comparator Groups, and Mr. Daniel’s considerable success in 2006 in leading the Corporation’s significant growth opportunities.
For the PSU component of 2006 compensation, Mr. Daniel was granted 31,100 PSUs. For the ISO component of 2006 compensation, Mr. Daniel was granted stock options to purchase 179,100 Enbridge Shares at a price of $36.47 per share. Based on competitive market data, these grants are within the competitive range of long-term incentive grants for chief executive officers in the Comparator Groups.
This “Report on Executive Compensation” is submitted by the HRC Committee of the Board:

C.E. Shultz (Chair)	E.S. Evans
D.A. Arledge	R.W. Martin
J.L. Braithwaite

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Summary Compensation Table
The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the financial years ended December 31, 2006, 2005 and 2004 to the Named Executive Officers.

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
						Securities	Shares or
						Under	Units Subject
					Other Annual	Options	to Resale	LTIP	All Other
		Salary	Bonus		Compensation [1]	Granted[2,3,4]	Restrictions	Payouts[5]	Compensation[6,7]
Name and Principal Position	Year	($)	($)		($)	(#)	($)	($)	($)

P.D. Daniel	2006	1 ,037,500	1 ,500,000		64,753	179,100	—	—	45,602
President & Chief	2005	962,500	1 ,043,000		75,520	170,000	—	—	42,908
Executive Officer	2004	825,000	1,050,000		55,994	131,800	—	—	38,404

S.J. Wuori	2006	476,250	480,000		45,336	48,300	—	—	18,983
Executive Vice President,	2005	432,500	316,000		43,042	45,800	—	—	15,694
Chief Financial Officer	2004	376,250	380,000		43,153	39,000	—	—	14,154
& Corporate Development

J.R. Bird	2006	476,250	500,000		37,635	48,300	—	—	14,234
Executive Vice President,	2005	440,500	318,000		35,000	41,400	—	—	13,794
Liquids Pipelines	2004	408,000	412,000		35,000	33,400	—	—	14,784

B.D. DuPont	2006	338,000	310,000		42,635	15,600	—	—	10,882
Group Vice President,	2005	322,750	197,000		40,000	16,800	—	—	11,071
Corporate Resources	2004	310,500	245,000		40,000	17,000	—	—	9,910

S.J.J. Letwins[8]	2006	518,468	506,385		69,979	53,700	—	—	104,736	[10,11]
Executive Vice President,	2005	483,750	354.000	[9]	38,753	52,400	—	—	13,240
Gas Transportation	2004	430,750	435,000		40,694	44,000	—	—	18,217
& International

Notes:

1
Amounts in this column include the flexible perquisites allowance (as described below), reimbursements for professional financial services, and the taxable benefit from loans by the Corporation (which were granted prior to the enactment of the Sarbanes-Oxley Act), or interest reimbursement for loans provided by a third party where such loans relate to the relocation of the Named Executive Officer (and amounts reimbursed for the payment of taxes relating to such benefit), parking. In 2006, the Named Executive Officers were given a flexible perquisites allowance in the amount of $49,500 for Mr. Daniel, and $35,000 each for Messrs. Wuori, Bird, Letwin and Ms. DuPont.

2	Each stock option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are set forth under the heading “Stock Options” on page 26 of this Circular.

3
2004 option grants for each of Messrs. Daniel, Wuori, Bird and Letwin reported in the 2005 management information circular were incorrect as they were not adjusted to reflect the May 2005 2 for 1 stock split and they have been restated.

4	All equity awards have been adjusted for the May 2005 two for one stock split.

5	Payments under the PSU Plan will be reported in this column in future years.

6
The Corporation has a flexible benefit program for Canadian employees where employees receive an amount of flex credits based on their family status and base salary. Flex credits can be used to: (a) purchase various benefits (such as extended health or dental coverage, disability insurance and life insurance) on the same terms as are available to all employees; (b) applied as contributions to the Stock Purchase and Savings Plan (the “Savings Plan”) (as described in Note 7 below); or (c) paid to the employee as additional compensation.

7
Pursuant to the Savings Plan, Canadian employees of Enbridge may contribute from 1% to 35% of their base salary for investment in among 15 designated funds or Enbridge Shares. The first 2.5% of an employee’s base salary contributed to the Savings Plan must be used to purchase Enbridge Shares at market value. Employees who participate in the Savings Plan can receive up to 2.5% of their base salary in flex credits based on their years of service and the amount of their contributions to the Savings Plan. The amount of flex credits applied as contributions to the Savings Plan by the Named Executive Officers under the Corporation’s flexible benefit program is reported in the table.

8	During 2006, Mr. Letwin relocated to the United States. His US$ earnings from May 1, 2006 to December 31, 2006 have been converted to Canadian currency using an exchange rate of US$1 = CAD$1.1253.

9	2005 bonus for Mr. Letwin reported in the 2005 management information circular was incorrect and has been restated.

10
Employees of the Corporation in the U.S. participate in the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “401(k) Plan”) where employees may contribute up to 50% of their base salary, with employee contributions up to 5% matched by the Corporation (all subject to the contribution limits specified in the Code). The Corporation’s contributions are used to purchase Enbridge Shares at market value and the employee’s contributions may be used to purchase Enbridge Shares or ten designated funds. The Corporation made contributions of CAD$12,378 in 2006 to the 401(k) Plan for the benefit of Mr. Letwin. Additionally, during 2006, Enbridge Employee Services paid life insurance premiums of CAD$337 for Mr. Letwin.

11	Amount includes a relocation subsidy of $87,211 (2006).
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Performance Stock Unit Plan Grants
The following table sets forth information regarding PSUs granted to the Named Executive Officers during the financial year ended December 31, 2006. A description of the PSU Plan is provided under the heading “Performance Stock Unit Plan” on page 22 of this Circular.

			Estimated Future Payouts Under
			Non-Securities-Price-Based Plans
	Securities, Units	Performance or
	or Other Rights	Other Period Until	Threshold [1]	Target[2]	Maximum[3]
Name	(#)	Maturation or Payout	(#)	(#)	(#)

P.D. Daniel	31,100	Jan. 1, 2006-Dec. 31, 2008	1,244	31,100	62,200
S.J. Wuori	8,400	Jan. 1, 2006-Dec. 31, 2008	336	8,400	16,800
J.R. Bird	8,400	Jan. 1, 2006-Dec. 31, 2008	336	8,400	16,800
B.D. DuPont	2,700	Jan. 1, 2006-Dec. 31, 2008	108	2,700	5,400
S.J.J. Letwin	9,300	Jan. 1, 2006-Dec. 31, 2008	372	9,300	18,600

Notes:

1
“Threshold” refers to the minimum amount payable for a certain level of performance under the PSU Plan. No payments will be made under the PSU Plan if the Corporation’s total shareholder return over a three-year period in relation to a peer group of companies (“TSR”) is at or below the 25th percentile. The number of PSUs set forth in this column assume the Corporation’s TSR is at the 26th percentile and does not include dividends on the PSUs.

2
“Target” refers to the amount payable if the specified performance target is reached. Pursuant to the PSU Plan, each Named Executive Officer would receive 100% of the PSUs granted in the event that the Corporation’s TSR is at the 50th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 50th percentile and does not include dividends on the PSUs.

3
“Maximum” refers to the maximum payout possible under the PSU Plan. Pursuant to the PSU Plan, each Named Executive Officer would receive 200% of the PSUs granted in the event that the Corporation’s TSR is at or above the 75th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 75th percentile and does not include dividends on the PSUs.

Equity Compensation
Equity Compensation Plan Information
The following table sets forth information as at December 31, 2006 with respect to the Corporation’s ISO Plan under which Enbridge Shares are authorized for issuance.

Number of Securities Remaining
	Number of Securities to be Issued		Available for Future Issuance
	Upon Exercise of Outstanding	Weighted-Average Exercise Price of	Under Equity Compensation Plans
	Options, Warrants and Rights	Outstanding Options, Warrants and Rights	(Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Incentive Stock Option Plan (2002)	10,565,449	24.73	5,911,955

Stock Options
Incentive Stock Option Plan (2002)
Pursuant to the ISO Plan, which was approved at the annual and special meeting of Shareholders of the Corporation on May 3, 2002, the HRC Committee, subject to Board approval, may grant ISOs and stock appreciation rights (“SARs”) to full-time key employees, including officers, of the Corporation or its subsidiaries. The purpose of the ISO Plan is to provide such employees the opportunity to acquire or enjoy the benefit of an increased proprietary interest in the Corporation in a way that will also advance the interests of the Corporation and its subsidiaries. It is intended to motivate and reward employees in relation to the long-term performance and growth of the Corporation and the total return to Shareholders. Through this, the ISO Plan assists the Corporation in attracting and retaining the best employees.

Features of the Incentive Stock Option Plan
Restrictions on Enbridge Shares Reserved and Issued
The ISO Plan restricts the number of Enbridge Shares reserved for issuance and the number of Enbridge Shares to be issued as follows:
(a)	the total number of Enbridge Shares reserved for issuance to any one participant shall not exceed in the aggregate 5% of the Enbridge Shares outstanding at the time of reservation;

(b)	the total number of Enbridge Shares reserved for issuance to insiders shall not exceed 10% of the number of the Enbridge Shares outstanding at the time of reservation; and

(c)
the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider’s associates, within a one-year period shall not exceed 10% and 5%, respectively, of the number of Enbridge Shares outstanding at the time of issuance.

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Term, Vesting Provisions and Exercise Price
ISOs have a term of ten years or less and are subject to earlier termination if the holder leaves the employ of the Corporation, unless the HRC Committee otherwise decides. (See “Termination of Employment” below). An ISO shall only become exercisable after one year of continued employment following the day of its grant and only then in such installments as the HRC Committee may determine. In no case, other than when an ISO is awarded during a corporate trading blackout, shall an ISO be granted at an exercise price less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event an ISO is awarded during a corporate trading blackout, the effective date of the ISO shall be no earlier than the fourth trading day following the date of the termination of the blackout. In this case, the ISO price shall not be less than the weighted average trading price of the Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the ISO.
ISOs, within the meaning and requirements of the Code, may be granted to designated employees of the Corporation’s U.S. subsidiaries at an exercise price of not less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. Such ISOs may be afforded favourable tax treatment under U.S. law.
For U.S. ISO holders, to the extent that the aggregate fair market value of Enbridge Shares with respect to which an ISO is exercisable for the first time by any individual during any calendar year exceeds $100,000, such ISO is treated as a non-statutory ISO (or non-qualified ISO).
SARs Granted in Connection with ISOs
SARs may be granted in connection with an ISO. The number of Enbridge Shares covered by SARs shall not exceed the number of Enbridge Shares available to the employee under his/her ISO. Generally, SARs will be exercisable at such times and in such amounts as the underlying ISOs. SARs entitle the holder to surrender all or part of the underlying and unexercised ISO and receive in exchange the amount by which the then aggregate fair market value of the Enbridge Shares covered by the ISO (based on the trading price of the Enbridge Shares on the TSX) exceeds the aggregate ISO exercise price, to a maximum of 100% of the exercise price. Payment of the amount may be paid and satisfied by the Corporation in Enbridge Shares, cash or both. SARs have not been granted in connection with ISOs since 1994.
Transferability and Assignability
No ISOs or rights granted under the ISO Plan are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.
Termination of Employment
Retirement or Disability
In the event of retirement or disability of a participant, the ISOs held by such participant continue to vest and those ISOs that are exercisable or become exercisable are exercisable until the earlier of the third anniversary of the date of retirement or disability and the expiration of the term of the ISO.
Death
In the event of death of a participant, all ISOs held become vested and are exercisable until the earlier of the first anniversary of the date of death and the expiration of the term of the ISO.
Other
In the event of termination of employment for reasons other than retirement, disability or death, only ISOs that have vested remain exercisable for 30 days from the date of termination unless extended by the HRC Committee but in no event shall such extension be more than the third anniversary of termination and the expiration of the term of the ISO.
With respect to designated employees in the U.S., the HRC Committee may determine terms and conditions in accordance with the Code under which ISOs and SARs may be exercised upon termination of employment.
In the event that a participant who holds U.S. ISOs, after one year of continuous employment following the grant date and before completely exercising the ISO, terminates their employment due to normal or early retirement under the retirement plan of the Corporation (or a subsidiary of the Corporation) or due to permanent and total disability or under conditions acceptable to the HRC Committee, ISOs will be treated as follows: unexercised installments of the ISO that are exercisable on the date of termination remain exercisable; unvested installments of the ISO that would have vested within three years of the date of retirement or disability (in accordance with the vesting schedule set forth above) shall vest; and the ISO remains exercisable until the thirtieth day following the date of the termination of employment or the expiry date, whichever is the shorter period.
Amendments to the ISO Plan
Subject to regulatory approval (which approval may also require shareholder approval), the Board may amend the ISO Plan in whole or in part. The Board, subject to allowable adjustments in the event of reorganization of the Corporation, shall not change the minimum exercise price at which ISOs or SARs will be granted, or extend the maximum term during which an ISO or SAR may be exercised.
Performance-Based Stock Options
Pursuant to the ISO Plan, the HRC Committee, subject to Board approval, may grant PBSOs under the terms of the ISO Plan. The purpose of PBSOs is to further enhance the alignment of targeted members of senior management with the interests of Shareholders through this long-term incentive in which vesting is subject to both time and share price requirements. These grants occur on an infrequent basis.
On September 16, 2002, 1,620,000 PBSOs were granted to eligible members of senior management, including the Named Executive Officers. Each PBSO provides the opportunity to acquire one Enbridge Share at $23.15 per share when time and performance conditions are met. If the performance conditions are achieved within five years of grant, the term of the PBSOs will extend to eight years. The performance condition is based on achieving Enbridge Share price hurdles for a specific duration over a defined time period. One half of the PBSOs become exercisable if the price of an Enbridge Share equals or exceeds $30.50 for 20 consecutive trading days during the period of September 16, 2002 to September 16, 2007 and 100% of the

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grant becomes exercisable if the price of an Enbridge Share equals or exceeds $35.50 for 20 consecutive trading days during the same aforementioned period. As of December 31, 2006, both performance-based targets had been met and the term of the PBSOs have been extended from five years to eight years. In addition to the performance hurdles, the PBSOs are also time vested 20% annually over 5 years. As of December 31, 2006, 80% of the PBSOs had vested and were exercisable.
Issued and Outstanding
The total number of options issued under the ISO Plan includes both ISOs and PBSOs. An aggregate of 30,000,000 Enbridge Shares are issuable under the ISO Plan. To date, a total of 13,636,486 Enbridge Shares have been issued upon the exercise of options, representing approximately 3.71% of the Enbridge Shares outstanding on March 2, 2007. This leaves a total of 16,363,514 Enbridge Shares available for issuance upon the exercise of options, representing approximately 4.46% of the Enbridge Shares outstanding as of March 2, 2007. There are currently 11,606,184 options outstanding.

Option Grants During the Most Recently Completed Financial Year
The following table sets forth information concerning options granted to the Named Executive Officers under the ISO Plan during the financial year ended December 31, 2006.

				Market Value of
				Securities Underlying
	Securities Under	% of Total Options	Exercise or	Options at
	Options Granted[1]	Granted to Employees	Base Price	Date of Grant
Name	(#)	in Financial Year	($/Share)	($/Share)	Expiration Date

P.D. Daniel	179,100	11.23	36.47	36.47	February 13, 2016
S.J. Wuori	48,300	3.03	36.47	36.47	February 13, 2016
J.R. Bird	48,300	3.03	36.47	36.47	February 13, 2016
B.D. DuPont	15,600	0.98	36.47	36.47	February 13, 2016
S.J.J. Letwin	53,700	3.37	36.47	36.47	February 13, 2016

Note:

1
The ISOs were granted on February 13, 2006. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

Stock Options (Time-Vested)
Aggregated ISO Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table sets forth information concerning time-vested ISOs held by the Named Executive Officers.

			Unexercised ISOs		Value of Unexercised In-The-Money
			at Financial Year-End[1]		ISOs at Financial Year-End[2]
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	498,400	410,000	9,271,783	3,463,838
S.J. Wuori	60,000	968,162	273,450	122,150	5,321,681	1,151,232
J.R. Bird	200,000	3,682,313	47,050	116,050	720,792	1,082,145
B.D. DuPont	105,000	1,818,018	289,700	51,700	5,943,918	582,864
S.J.J. Letwin	62,000	837,460	13,100	135,000	112,529	1,250,647

Notes:

1	ISOs issued in financial years 1998 through 2006 and not exercised on or before December 31, 2006, in respect of indicated numbers of Enbridge Shares.

2
Based on the difference between the closing price of the Enbridge Shares on the TSX on December 29, 2006 ($40.27) and the exercise or base price of unexercised ISOs to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

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Stock Options (Performance-Based)
Aggregated PBSO Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table sets forth information concerning PBSOs held by the Named Executive Officers.

			Unexercised PBSOs		Value of Unexercised In-The-Money
			at Financial Year-End[1]		PBSOs at Financial Year-End[2]
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	480,000	120,000	8,217,600	2,054,400
S.J. Wuori	–	–	160,000	40,000	2,739,200	684,800
J.R. Bird	–	–	160,000	40,000	2,739,200	684,800
B.D. DuPont	–	–	80,000	20,000	1,369,600	342,400
S.J.J. Letwin[3]	110,000	1,561,041	–	40,000	–	684,800

Notes:

1	PBSOs issued in financial years 1998 through 2006 and not exercised on or before December 31, 2006, in respect of indicated numbers of Enbridge Shares.

2
Based on the difference between the closing price of the Enbridge Shares on the TSX on December 29, 2006 ($40.27) and the exercise or base price of unexercised PBSOs to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

3	The PBSOs exercised were granted in 2002.
Pension Plan
The following tables illustrate the benefits payable under the defined benefit component of the Corporation’s trusteed non-contributory pension plans (the “Plan”), which apply to the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation’s supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and U.S. employees.
For additional information on post-employment benefits, including funded status and pension assets and liabilities, see Note 19 to the Corporation’s Financial Statements, which are contained in the Annual Report.
Service Prior to January 1, 2000, before CPP Offset
For service prior to January 1, 2000, the Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 1.6% of the sum of (i) the average of the participant’s highest annual salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by the greater of 50% of the actual bonus paid or the lesser of the target bonus and actual bonus, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant’s Canada Pension Plan (“CPP”) benefit prorated by years in which the participant has both credited service and CPP coverage. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.

Remuneration[1]	Years of Credited Service
($)	10	15	20	25	30	35

500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000
1,100,000	176,000	264,000	352,000	440,000	528,000	616,000
1,200,000	192,000	288,000	384,000	480,000	576,000	672,000
1,300,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	224,000	336,000	448,000	560,000	672,000	784,000
1,500,000	240,000	360,000	480,000	600,000	720,000	840,000

Note:

1	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.
M a n a g e m e n t  I n f o r m a t i o n  C i r c u l a r      29

Service After December 31, 1999
For service after December 31, 1999, the Plan provides for senior management employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 2%of the sum of (i) the average of the participant’s highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.

Remuneration[1]	Years of Credited Service
($)	10	15	20	25	30	35

500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	280,000	420,000	560,000	700,000	840,000	980,000
1,500,000	300,000	450,000	600,000	750,000	900,000	1,050,000

Note:

1	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.

In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000 and 3.26% for each year of service thereafter to his sixtieth birthday. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation and was granted thirteen additional months of credited service with a former associate company based on the pension formula applicable for service prior to January 1, 2000. Ms. DuPont accumulates pension credits equal to 4.0% for each year of service from her date of employment until March 1, 2008.
Years of Credited Service
For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 2000 (“Pre 2000 Service”) and service accrued after December 31, 1999 (“Post 1999 Service”) by the Named Executive Officers as at December 31, 2006. These figures include the additional service mentioned in the previous paragraph.

		Pre 2000	Post 1999
Name	Age	Service	Service

P.D. Daniel	60	17.75	13.0
S.J. Wuori	49	19.50	7.0
J.R. Bird	57	4.92	7.0
B.D. DuPont	60	1.83	7.0
S.J.J. Letwin	51	6.75	7.0

Projected Annual Pension Amounts
The projected annual retirement benefits payable by the Plan to the Named Executive Officers assuming base salaries in future years equal those received during the current year and assuming that bonus payments equal target amounts are shown in the following table along with the projected annual pension benefit accrued to December 31, 2006.

		Assuming
	Assuming	Retirement When
	Retirement	First Eligible for	Accrued to
	at Age 65	Unreduced Pension	December 31, 2006
Name	($)	($)	($)

P.D. Daniel	1,069,000	873,000	873,000
S.J. Wuori	503,000	383,000	283,000
J.R. Bird	317,000	268,000	207,000
B.D. DuPont	207,000	158,000	158,000
S.J.J. Letwin	US$314,000	US$256,000	US$142,000

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2006 Service Cost and Benefit Obligation
The following table illustrates the service cost and year-end benefit obligation in respect of pension benefits payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 19 of the Corporation’s Financial Statements based on earnings and service through December 31, 2006.

	Service		Benefit
	Cost		Obligation at
	During 2006		December 31, 2006
Name	($)		($)

P.D. Daniel		810,000		13,176,000
S.J. Wuori		163,000		4,477,000
J.R. Bird		267,000		3,021,000
B.D. DuPont		246,000		2,315,000
S.J.J. Letwin	US$	222,000	US$	2,179,000

Reconciliation of Accrued Benefit Obligation
The following table reconciles the year-end benefit obligation in respect of pension benefits at December 31, 2006 with the benefit obligation at December 31, 2006 payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 19 to the Corporation’s Financial Statements, which are contained in the Annual Report, based on earnings and service through December 31, 2006.

	Benefit Obligation		Service Cost		Assumption		Other		Benefit Obligation at
	at January 1,2006		During 2006		Changes		Experience[1]		December 31, 2006
Name	($)		($)		($)		($)		($)

P.D. Daniel		11,647,000		810,000		663,000		56,000		13,176,000
S.J. Wuori		3,740,000		163,000		457,000		117,000		4,477,000
J.R. Bird		2,507,000		267,000		168,000		79,000		3,021 ,000
B.D. DuPont		1 ,970,000		246,000		91 ,000		8,000		2,315,000
S.J.J. Letwin	US$	1,813,000	US$	222,000	US$	127,000	US$	17,000	US$	2,179,000

Note:

1	“Other Experience” pertains to increases in pensionable earnings and Maximum Pension Earnings other than assumed.

Key Assumptions
It is important to note that the amounts illustrated in the preceding two tables are based on contractual entitlements as well as assumptions that may change over time. The methods used to estimate these amounts will not be identical to the methods used by other issuers and as a result the amounts may not be directly comparable across issuers. The following table illustrates the key assumptions used to determine the service cost and benefit obligation, each of which is consistent with the assumptions used for the Corporation’s Financial Statements.

	Service Cost	Benefit Obligation at
	During 2006	December 31, 2006

Retirement	Graded Scale	Graded Scale
	between Age 55-65	between Age 55-65

Vesting	Immediate	Immediate

Salary	Canada: 4.5%/annum
Increases	U.S.: 4.0%/annum	5.0%/annum

Interest Rates	Canada: 5.20%	Canada: 5.20%
	U.S.: 5.50%	U.S.: 5.75%

Termination of Employment and Change of Control Arrangements
The Corporation has entered into employment contracts with each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment for any reason (other than for cause) or elect to terminate their employment within 60 days of the first anniversary of the occurrence of a “change of control” of the Corporation (as defined in the agreements) or elect to terminate their employment within 60 days following “constructive dismissal” (as defined in the agreements), subject to the terms of the contract, the executive will be paid 200% of the sum of: (a) twelve times the gross monthly salary paid to the executive in the last full month of employment; (b) the average of the last two years of the STIP awards paid to the executive; and (c) the cash value of the last annual flex benefit credit allowance and flexible perquisite allowance provided to the executive; plus an amount equal to the value of the STIP award to be paid for the calendar year in which termination occurs, prorated based upon the number of days of employment of the executive in such year.
Each employment contract also provides that the Named Executive Officer is entitled to certain benefits, including two years of additional service added to the service already accrued at date of termination under the Corporation’s defined benefit pension plan and supplemental benefit pension plan and cash payment of certain non-vested options, if any, that are cancelled under the ISO Plan as a consequence of termination of their employment. In the case of options granted pursuant to the ISO Plan, the payment is calculated based on the in-the-money value of their non-vested options at the date of termination.
The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, except that he is entitled to 300%, rather than 200%, of the amounts noted above.
Under the Corporation’s supplemental benefit pension plan, in the event of a change of control of the Corporation, the Corporation shall make contributions to the Retirement Compensation Arrangement and the Grantor Trust Fund within a reasonable timeframe, not to exceed 180 days, such that, as of the date of the change of control, plan assets are no less than the target level of assets as defined in the funding policy. Under the Corporation’s PSU Plan, the Named Executive Officers would be entitled to receive, within 30 days after the date of a change of control, the

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PSU compensation accrued to the date of the change in control, appropriately adjusted for the Corporation’s performance relative to its peer group, as defined in the PSU Plan.
Further information concerning the Corporation’s pension plans, ISO Plan and PSU Plan is set forth under the headings “Pension Plan”, “Stock Options” and “Performance Stock Unit Plan”, on pages 29, 26 and 22 of this Circular, respectively.
Total Compensation
In establishing total compensation levels for senior management including the Named Executive Officers, Enbridge considers a broad range of compensation including base pay, annual incentives, perquisites, and the present value of PSUs and stock option grants. Total compensation is defined as these items plus certain executive perquisites and the annual pension service cost.
Three-Year Compensation Summary Tables for each of the Named Executive Officers
The following tables show 2006, 2005 and 2004 total compensation for each of the Named Executive Officers as determined by the HRC Committee.
P.D. Daniel
President & Chief Executive Officer

	2006	2005	2004
	($)	($)	($)

Cash
Actual Base Salary	1,037,500	962,500	825,000
Cash Bonus[1]	1,500,000	1 ,043,000	1 ,050,000

Total Cash	2,537,500	2,005,500	1 ,875,000

Equity[2]
Incentive Stock Options[3]	1,233,048	939,958	625,841
Performance- Based Options[4]	535,108	535,108	535,108
Performance Stock Units[5]	1,123,643	926,400	703,128

Total Equity	2,891 ,799	2,401 ,466	1 ,864,077

Total Direct Compensation	5,429,299	4,406,966	3,739,077

Other Annual Compensation[6]	64,753	75,520	55,994

All Other Compensation[7]	45,602	42,908	38,404
Annual Pension Service Cost[8]	810,000	594,000	506,000

Total Compensation	$6,349,654	$5,119,394	$4,339,475

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.

2	All equity awards have been adjusted for the May 2005 2 for 1 stock split.

3	Represents the expected value of stock options granted each year estimated by the Black-Scholes option pricing model and assuming the full term of the option.

4
Represents the expected value of 600,000 performance-based options granted in 2002 amortized over a 5-year period estimated by the Black- Scholes option pricing model and assuming the full 8-year term of the option.

5	Represents the expected value of performance stock units estimated as the number of units multiplied by the price at the beginning of the performance measurement period.

6
Other Annual Compensation includes flexible perquisites allowance, parking and reimbursements for professional financial services and taxable benefit from loans by the Corporation which were granted prior to the enactment of the Sarbanes-Oxley Act. In 2006, Mr. Daniel received a flexible perquisites allowance of $49,500.

7	All Other Compensation includes net flex credits applied as contributions to the Corporation’s savings plan and miscellaneous benefits less than $1,000 in value.

8	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

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S.J. Wuori
Executive Vice President, Chief Financial Officer &
Corporate Development

	2006	2005	2004
	($)	($)	($)

Cash
Actual Base Salary	476,250	432,500	376,250
Cash Bonus[1]	480,000	316,000	380,000

Total Cash	956,250	748,500	756,250

Equity[2]
Incentive Stock Options[3]	332,531	253,236	185,188
Performance-Based Options[4]	178,369	178,369	178,369
Performance Stock Units[5]	303,492	250,128	205,364

Total Equity	814,392	681,733	568,921

Total Direct Compensation	1,770,642	1,430,233	1,325,171

Other Annual Compensation[6]	45,336	43,042	43,153
All Other Compensation[7]	18,983	15,694	14,154
Annual Pension Service Cost[8]	163,000	104,000	94,000

Total Compensation	$1,997,961	$1,592,969	$1,476,478

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.

2	All equity awards have been adjusted for the May 2005 2 for 1 stock split.

3	Represents the expected value of stock options granted each year estimated by the Black-Scholes option pricing model and assuming the full term of the option.

4
Represents the expected value of 200,000 performance-based options granted in 2002 amortized over a 5-year period by the Black-Scholes option pricing model and assuming the full 8-year term of the option.

5	Represents the expected value of performance stock units estimated as the number of units multiplied by the price at the beginning of the performance measurement period.

6
Other Annual Compensation includes flexible perquisites allowance, parking and reimbursements for professional financial services and taxable benefit from loans by the Corporation which were granted prior to the enactment of the Sarbanes-Oxley Act. In 2006, Mr. Wuori received a flexible perquisites allowance of $35,000.

7	All Other Compensation includes net flex credits applied as contributions to the Corporation’s savings plan and miscellaneous benefits less than $1,000 in value.

8	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.
J.R. Bird
Executive Vice President,
Liquids Pipelines

	2006	2005	2004
	($)	($)	($)

Cash
Actual Base Salary	476,250	440,500	408,000
Cash Bonus[1]	500,000	318,000	412,000

Total Cash	976,250	758,500	820,000

Equity[2]
Incentive Stock Options[3]	332,531	228,907	158,597
Performance-Based Options[4]	178,369	178,369	178,369
Performance Stock Units[5]	303,492	225,810	178,280

Total Equity	814,392	633,086	515,246

Total Direct Compensation	1,790,642	1,391,586	1,335,246

Other Annual Compensation[6]	37,635	35,000	35,000
All Other Compensation[7]	14,234	13,794	14,784
Annual Pension Service Cost[8]	267,000	207,000	190,000

Total Compensation	$2,109,511	$1,647,380	$1,575,030

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.

2	All equity awards have been adjusted for the May 2005 2 for 1 stock split.

3	Represents the expected value of stock options granted each year estimated by the Black-Scholes option pricing model and assuming the full term of the option.

4
Represents the expected value of 200,000 performance-based options granted in 2002 amortized over a 5-year period by the Black-Scholes option pricing model and assuming the full 8-year term of the option.

5	Represents the expected value of performance stock units estimated as the number of units multiplied by the price at the beginning of the performance measurement period.

6	Other Annual Compensation includes flexible perquisites allowance and parking. In 2006, Mr. Bird received a flexible perquisites allowance of $35,000.

7	All Other Compensation includes net flex credits applied as contributions to the Corporation’s savings plan.

8	Annual pensionservice cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

M a n a g e m e n t  I n f o r m a t i o n  C i r c u l a r      33

B.D. DuPont
Group Vice , Corporate Resources

	2006	2005	2004
	($)	($)	($)

Cash
Actual Base Salary	338,000	322,750	310,500
Cash Bonus[1]	310,000	197,000	245,000

Total Cash	648,000	519,750	555,500

Equity[2]
Incentive Stock Options[3]	107,401	92,890	80,723
Performance- Based Options[4]	89,185	89,185	89,185
Performance Stock Units[5]	97,551	91,482	90,981

Total Equity	294,137	273,557	260,889

Total Direct Compensation	942,137	793,307	816,389

Other Annual Compensation[6]	42,635	40,000	40,000
All Other Compensation[7]	10,882	11,071	9,910
Annual Pension Service Cost[8]	246,000	202,000	188,000

Total Compensation	$1,241,654	$1,046,378	$1,054,299

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.

2	All equity awards have been adjusted for the May 2005 2 for 1 stock split.

3	Represents the expected value of stock options granted each year estimated by the Black-Scholes option pricing model and assuming the full term of the option.

4
Represents the expected value of 100,000 performance-based options granted in 2002 amortized over a 5-year period by the Black-Scholes option pricing model and assuming the full 8-year term of the option.

5	Represents the expected value of performance stock units estimated as the number of units multiplied by the price at the beginning of the performance measurement period.

6
Other Annual Compensation includes flexible perquisites allowance, parking and reimbursements for professional financial services. In 2006, Ms. DuPont received a flexible perquisites allowance of $35,000.

7	All Other Compensation includes net flex credits applied as contributions to the Corporation’s savings plan and miscellaneous benefits less than $1,000 in value.

8	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.
S.J.J. Letwin
Executive Vice President, GAS Transportation & International

	2006	2005	2004
	($)	($)	($)

Cash
Actual Base Salary	518,468	483,750	430,750
Cash Bonus[1]	506,385	354,000	435,000

Total Cash	1,024,853	837,750	865,750

Equity[2]
Incentive Stock Options[3]	369,708	289,728	208,930
Performance- Based Options[4]	178,369	178,369	178,369
Performance Stock Units[5]	336,009	286,026	235,077

Total Equity	884,086	754,123	622,376

Total Direct Compensation	1,908,939	1,591,873	1,488,126

Other Annual Compensation[6]	69,979	38,753	40,694
All Other Compensation[7]	104,736	13,240	18,217
Annual Pension Service Cost[8]	251,000	160,000	152,000

Total Compensation	$2,334,654	$1,803,866	$1,699,037

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.

2	All equity awards have been adjusted for the May 2005 2 for 1 stock split.

3	Represents the expected value of stock options granted each year estimated by the Black-Scholes option pricing model and assuming the full term of the option.

4
Represents the expected value of 200,000 performance-based options granted in 2002 amortized over a 5-year period by the Black-Scholes option pricing model and assuming the full 8-year term of the option.

5	Represents the expected value of performance stock units estimated as the number of units multiplied by the price at the beginning of the performance measurement period.

6
Other Annual Compensation includes flexible perquisites allowance, parking and reimbursements for professional financial services and taxable benefit from loans by the Corporation which were granted prior to the enactment of the Sarbanes-Oxley Act. In 2006, Mr. Letwin received a flexible perquisites allowance of $35,000.

7
All Other Compensation includes net flex credits applied as contributions to the Corporation’s savings plan and miscellaneous benefits less than $1,000 in value. Mr. Letwin received in 2006 a relocation allowance of $87,211. The Enbridge Employee Services paid CAD$337 for life insurance premium for Mr. Letwin. The Corporation made contributions of CAD$12,378 to the 401(k) Plan for the benefit of Mr. Letwin in 2006.

8	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

34     Management Information Circular

Interest of Insiders in Material Transactions
No insider or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2006 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.
Indebtedness of Directors and Senior Officers
No current or former Director or officer of the Corporation or its subsidiaries and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2006, other than routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain officers arising on their transfer of business location or hiring.
Since July 29, 2002, when the Sarbanes-Oxley Act was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or officers.
Performance Graph
The following chart compares Enbridge’s five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 2001 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

Enbridge vs. TSX Composite
Historical Return
Five Years Ended
December 29, 2006

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS
The Corporation maintains insurance for the benefit of its Directors and officers and the Directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$150,000,000, with a US$1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from October 30, 2006 to October 30, 2007, paid by the Corporation, was US$1,694,263.
TRANSFER AGENT AND REGISTRAR
The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with a corporate trust office in Agincourt, Ontario, Canada. The mailing address for purposes of depositing proxies is set forth in Appendix “C” to this Circular.
APPROVAL BY THE BOARD OF DIRECTORS
The contents and mailing of this Circular to each Director, each Shareholder and the auditors of the Corporation have been approved by the Board.
DATED at Calgary, Alberta, this 2nd day of March, 2007.
Alison T. Love
Vice President & Corporate Secretary

M a n a g e m e n t  I n f o r m a t i o n  C i r c u l a r      35

APPENDIX “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General Approach
Enbridge Inc. (“Enbridge” or the “Corporation”) is required to comply with both Canadian and United States corporate governance guidelines and rules.
In Canada, the guidelines and rules applicable to Enbridge are National Instrument 58-101 Disclosure of Corporate Governance Practices (“Nl 58-101”), National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and Multilateral Instrument 52-110 Audit Committees (“Ml 52-110”). Information about the Corporation’s corporate governance practices, required pursuant to Nl 58-101, is set forth under the heading “Corporate Governance Disclosure” beginning on page 41 in this Appendix “A”. Information with respect to Enbridge’s audit committee, required pursuant to Ml 52-110, is set forth under the heading “Audit, Finance & Risk Committee — Further Information” beginning on page 46 in this Appendix “A”.
As of the date hereof, the board of directors (the “Board”) believes that Enbridge is in full compliance with the Canadian securities regulators’ corporate governance guidelines and rules.
In the United States of America (“U.S.”), Enbridge is required to satisfy the audit committee requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”). A summary of these audit committee requirements is set forth under the heading “Audit Committee” on page 47 in this Appendix “A”.
As a foreign private issuer under U.S. securities laws, Enbridge is in most respects permitted to comply with Canadian corporate governance guidelines and rules in lieu of the New York Stock Exchange (the “NYSE”) corporate governance guidelines and rules applicable to U.S. listed corporations. The NYSE standards require Enbridge to disclose the manner in which Enbridge’s corporate governance practices differ from the NYSE standards. These differences are set forth under the heading “Foreign Private Issuer Disclosure” on page 47 in this Appendix “A”.
The discussion that follows relates solely to compliance with Canadian securities regulators’ corporate governance guidelines and rules. Discussion with respect to compliance with U.S. Securities and Exchange Commission (the “U.S. SEC”) and NYSE corporate governance guidelines and rules is confined to the disclosure set forth under the heading “Compliance with U.S. SEC and NYSE Standards” beginning on page 47 in this Appendix “A”.
Information and documents referenced throughout this Appendix “A” can be found on the Enbridge website at www.enbridge.com/investor. In addition, any documents referenced are also available in print to any shareholder upon request to the Office of the Corporate Secretary. You may contact the Office of the Corporate Secretary by: mail at 3000, 425-1st Street S.W., Calgary, Alberta, Canada, T2P 3L8; fax at (403) 231-5929; telephone at (403) 231-3900; and e-mail at corporatesecretary@enbridge.com.
Board of Directors
The Board has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress against the strategic plan as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation’s risk management programs. As well, the Board oversees the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. Before implementation, the Board approves all significant matters that may materially affect the Corporation, supports implementation and reviews the results.
The Governance Committee reviews and recommends to the Board the role of the Board, the roles of the committees of the Board (“Board Committees”) and the general division of duties between the Board and the Chief Executive Officer (also referred to in this Appendix “A” as the “CEO”).
The Board has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the articles and by-laws of the Corporation, be approved by the Board, the Board has set specified limits to management’s responsibility as recommended in the general guidelines for the Board (the “Board Guidelines”), and retains responsibility for significant changes in the Corporation’s affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.
The Governance Committee has developed the Board Guidelines, as well as terms of reference (“Terms of Reference”) setting out the specific mandate and responsibilities of the Board as a whole, both of which have been adopted by the Board. Further descriptions of specific Board responsibilities are set forth generally in the Canada Business Corporations Act, in the articles and by-laws of the Corporation and in the Terms of Reference of the four standing Board Committees. The Board Guidelines and Terms of Reference, as well as the Board Committees’ Terms of Reference are available on the Corporation’s website. Further information pertaining to the Board is set forth under the heading “Corporate Governance Disclosure” beginning on page 41 in this Appendix “A”.
Board Committees
The responsibilities of the four standing Board Committees as set forth in their respective Terms of Reference are summarized below. Each Board Committee’s Terms of Reference are available on the Corporation’s website.

36      A p p e n d i x “ A ”

Report of the Audit, Finance & Risk Committee

The members of the Audit, Finance & Risk Committee are:
Mr. Martin (Chair), Mr. Leslie, Mr. Petty and Mr. Shultz.

Consisting of four independent directors, the Audit, Finance & Risk Committee (“AFR Committee”) has oversight responsibility for, among others, the Corporation’s financial reporting, and risk management processes.
The principal function of the AFR Committee is to review the Corporation’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. The AFR Committee has responsibility for reviewing the qualifications, nominating and recommending the appointment of the Corporation’s external auditors to the Board, and is responsible for the compensation, retention and oversight of the external auditors. Any services to be provided by the external auditors must be pre-approved by the AFR Committee. The external auditors report directly to the Committee. The AFR Committee also oversees internal audit functions and monitors disclosure in the financial statements, communicates directly with both internal and external auditors, has overview responsibility for overseeing an effective system of internal controls, and meets with external auditors and internal auditors independently of management to discuss, among other things, their qualifications, independence and objectivity. The AFR Committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the management discussion & analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s annual information form.
The AFR Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management program and reviews risks in conjunction with internal and external auditors.
In 2006, the AFR Committee met six times and during those meetings, performed the responsibilities set out above. The Committee reviewed financial statements and related materials, met with, and received reports from the external auditors and recommended their appointment by shareholders, received a number of reports on internal controls including the work involved to comply with the Sarbanes-Oxley Act requirements, financial risk management, the finance plan and financing documents. Insurance issues were discussed at three meetings. Other matters reviewed with the Committee at its meetings in 2006 included accounting issues, internal audit issues, pension fund financial issues, the corporate risk assessment, corporate disclosure and education topics for Committee members.
In October 2006, the AFR Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2006.
Submitted by the members of the AFR Committee:

Robert W. Martin (Chair)	George K. Petty
David A. Leslie	Charles E. Shultz
For further information pertaining to the AFR Committee, see “Audit, Finance & Risk Committee – Further Information” beginning on page 46 in this Appendix “A”.

A p p e n d i x “A”     37

Report of the Human Resources & Compensation Committee

The members of the Human Resources & Compensation Committee are:
Mr. Shultz (Chair), Mr. Arledge, Mr. Braithwaite, Mrs. Evans and Mr. Martin.

Consisting of five independent directors, the Human Resources & Compensation Committee (“HRC Committee”) has responsibility to review and advise the Board on policies and plans relating to employment, succession planning, remuneration, pension and retirement plans for employees, including officers of the Corporation.
In addition to its functions and responsibilities set forth elsewhere in this Circular, the HRC Committee monitors the performance of senior management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The HRC Committee reviews and monitors senior management development programs and defines the responsibilities and approves objectives of the Chief Executive Officer on an annual basis.
In 2006, the HRC Committee met six times and during those meetings, reviewed and approved the Chief Executive Officer’s 2005 performance and his related annual bonus and 2006 base salary, the 2005 annual bonuses and 2006 base salaries for the direct reports of the Chief Executive Officer, the corporate targets for 2006 and the Chief Executive Officer’s 2006 objectives, payments in respect of 2005 to employees and management under the short and long-term incentive plans, succession plans for the Chief Executive Officer and senior management, amendments to pension plans and other compensation plans and approved officer appointments. The Committee also discussed strategies to attract, develop and retain employees and met at each meeting with its independent consultant, Mercer Human Resource Consulting Ltd.
In October 2006, the HRC Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2006.
Submitted by the members of the HRC Committee:

Charles E. Shultz (Chair)	E. Susan Evans
David A. Arledge	Robert W. Martin
J. Lome Braithwaite

38     A p p e n d i x “ A ”

Report of the Governance Committee

The members of the Governance Committee are:
Mr. Petty (Chair), Mr. Arledge, Mr. Blanchard, Mr. Leslie, Mr. Taylor and Mr. Tutcher.

Consisting of five independent directors and one non-independent director, the Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, management and employees of the Corporation.
The Governance Committee is responsible for recommendations to the Board concerning the overall governance of the Corporation. Included in its Terms of Reference is the responsibility to review the Terms of Reference for the various Board Committees, recommend the nomination of directors to the Board and to Board Committees, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.
In addition, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, Board Committees and management. This includes the assessment of the performance of the Board as a whole, Board Committees and the Chair of the Board, as well as reviewing the contributions of individual directors.
One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines that include criteria to add directors who possess relevant and/or senior management expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.
The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of directors, and to ensure that the Board functions independently of management.
In 2006, the Governance Committee met five times and during those meetings, the Committee reviewed compliance with the Statement on Business Conduct, reviewed corporate governance disclosure, reviewed the Board Committee, Board and individual director evaluation processes, reviewed directors’ and officers’ liability issues including insurance, reviewed corporate governance issues relating to the Corporation and several subsidiaries, recommended officer appointments, reviewed directors’ compensation and reviewed the Board and Board Committee meeting schedules. The Committee also spent a significant amount of time in 2006 on Board succession and the recruitment of one new director. Reports on all of these matters were provided to the Board.
In October 2006, the Governance Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2006.
Submitted by the members of the Governance Committee:

George K. Petty (Chair)	David A. Leslie
David A. Arledge	Donald J. Taylor
James J. Blanchard	Dan C. Tutcher

A p p e n d i x “A”      39

Report of the Corporate Social Responsibility Committee

The members of the Corporate Social Responsibility Committee are:
Mr. Blanchard (Chair), Mr. Braithwaite, Mrs. Evans, Mr. Taylor and Mr. Tutcher.

Consisting of four independent directors and one non-independent director, the Corporate Social Responsibility Committee (“CSR Committee”) monitors and oversees recommendations with respect to environment, health and safety and corporate social responsibility matters including, but not limited to: human rights, stakeholder relations and community investment; practices and procedures followed in the conduct of operations to prevent injury to corporate and third party persons and property; policies, practices and procedures related to documentation of corporate social responsibility and environment, health and safety regulatory approvals, compliance and incidents; global reporting initiative guidelines and establishment of appropriate metrics and benchmarks and emergency response planning and procedures. The CSR Committee reviews status and assessment reports regarding compliance with applicable legal and regulatory standards and oversees environment, health and safety guidelines, policies, procedures and practices of Enbridge and its subsidiaries. It also oversees an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the Committee and the Board with the operating staff and facilities of the Corporation.
In 2006, the CSR Committee met three times and during those meetings, received reports on environment, health and safety issues from the Corporation’s different business units, received updates on corporate social responsibility issues across all business units, received updates on contingency planning for public health emergencies, and reviewed climate change, community investments and security issues. Reports on each of these matters were provided to the Board. Within the scope of its mandate, the Committee also oversees the production of the Corporate Social Responsibility Report which is intended to outline the Corporation’s commitment to corporate social responsibility and its economic, environmental and social impact on the Corporation’s businesses and the communities in which they operate. The Corporation’s continued commitment to corporate social responsibility and the Committee’s encouragement of corporate social responsibility initiatives has gained the Corporation recognition, including it being recognized as one of the world’s 100 Most Sustainable Companies by the World Economic Forum in Davos, Switzerland. Other corporate social responsibility awards and recognition, as well as details about the Corporation’s economic, environmental and social performance, are set out in the Corporate Social Responsibility Report which can be found on the Corporation’s website.
In October 2006, the CSR Committee reviewed its mandate as set forth in its Terms of Reference and its performance. The members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2006.
Submitted by the members of the CSR Committee:

James J. Blanchard (Chair)	Donald J. Taylor
J. Lome Braithwaite	Dan C. Tutcher
E. Susan Evans

40     A p p e n d i x “ A ”

CORPORATE GOVERNANCE DISCLOSURE
(as required by Canadian Securities Regulators)

The following provides information with respect to the Corporation’s compliance with the corporate governance requirements of the Canadian securities regulators set forth in Nl 58-101.
Board of Directors
Requirement: Disclose the identity of directors who are independent.
Disclosure: The nine nominees for election as directors who are independent are set forth under the heading “Independence and Board Committees” beginning on page 12 of this Circular. The Board analysed the nature and the significance of the relationships between the nominees and Enbridge, as well as the requirements of Canadian securities regulators, to determine independence.
Requirement: Disclose the identity of directors who are not independent, and describe the basis for that determination.
Disclosure: The two nominees for election as directors, who are not independent, pursuant to the Board’s determination, are set forth under the heading “Independence and Board Committees” beginning on page 12 of this Circular.
Requirement: Disclose whether or not a majority of the directors are independent.
Disclosure: A majority of nine of the eleven nominees for election as directors (or approximately 82%) are independent.
Requirement: If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Disclosure: All directorships/trusteeships of the nominees for election as directors with other public entities, are set forth under the heading “Other Public Corporation/Trust Directorships/Trusteeships and Committee Memberships” on page 12 of this Circular.
Requirement: Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
Disclosure: The Governance Committee is mandated to ensure that the Board functions independently of management. The Board and Board Committees meet in-camera and independently of management at every regularly scheduled meeting, either before or after such meeting. The number of Board and Board Committee meetings and the attendance of the Directors at such meetings is set forth under the heading “Board and Board Committee Meetings and Attendance” on page 11 of this Circular. The Chair of the Board provides the President & Chief Executive Officer with a summary of the in-camera meeting held, including the issues that the Board expects management to pursue. Board Committees also meet with external consultants and internal personnel, without management, when they see fit. The Board Guidelines permit individual directors and the Board and Board Committees access to engage independent advisors, if requested.
Requirement: Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Disclosure: Mr. Arledge is the Chair of the Board and is an independent director. He was appointed Chair in May 2005. His responsibilities are set forth in the Terms of Reference for the Chair of the Board which are available on the Corporation’s website.
Requirement: Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
Disclosure: The attendance record of each director at Board and Board Committee meetings is set forth under the heading “Board and Board Committee Meetings and Attendance” on page 11 of this Circular.
Board Mandate
Requirement: Disclose the text of the board’s written mandate.
Disclosure:
(a) Strategic Planning
The Board reviews, approves and oversees the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. Two Board meetings per year are devoted to the strategic plan, one of which is held over three days. The Board oversees all transactions that would have a significant impact on the strategic plan.
(b) Principal Risks
The Board oversees identification of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management programs and seeks assurance that internal control systems and management information systems are in place and operating effectively.
The Corporation has in place a comprehensive risk assessment system, which incorporates relevant risk assessment information from its major corporate businesses. The Board and the AFR Committee specifically oversee the review of principal risks to the Corporation on an annual basis, monitor the Corporation’s risk management program and oversee the review of risks in conjunction with internal and external auditors. The risk assessment process analyses existing and emerging risks within defined categories, with corresponding mitigating factors. Other Board Committees also authorize implementation and monitoring of systems put in place to address risks within the scope of their responsibilities. For example, the CSR Committee has authorized establishment of a global reporting initiative guideline and an environmental risk management system, and monitors their operation. The Board has delegated certain responsibilities to each of its committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.
(c) Succession Planning
The Board annually reviews the succession strategy for all senior management positions. The Board is responsible for choosing the Chief Executive Officer, appointing senior management and monitoring their performance.
The HRC Committee has the responsibility to review and advise the Board on policies and procedures relating to employment, succession planning and remuneration of employees, including officers of the Corporation. The Committee monitors the

A  p  p  e  n  d  i  x     “ A ”      41

performance of senior management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors senior management development programs.
(d) Communications Policy
The Board approves all major corporate communications policies including the Corporate Disclosure Guidelines utilized in the conduct of all corporate disclosure, under the oversight of a management Disclosure Committee. These Guidelines are reviewed annually by the Board. The Board reviews and approves the content of all major disclosure documents including the annual and quarterly reports to shareholders, management’s discussion & analysis, the annual information form and the management information circular. The Board has established programs and structures to provide assurance of effective communications between the Corporation, its shareholders, stakeholders and the public and to avoid selective disclosure. Management of the Corporation meets frequently with the Board regarding these matters.
(e) Internal Control and Management Information Systems
The Board seeks assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively.
One of the functions of the AFR Committee is to review the Corporation’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee has overview responsibility for audit services (the internal audit function at Enbridge) and for senior management reporting on internal controls and receives a report from management annually, or more frequently, if requested.
(f) Corporate Governance
The Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, management and employees of the Corporation.
Position Descriptions
Requirement: Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.
Disclosure: As indicated above, Terms of Reference exist for the Chair of the Board. The Terms of Reference for each of the Board Committees contain position descriptions for the Chair of each of those committees. Each of the Board Committees’ Terms of Reference is available on the Corporation’s website. The Terms of Reference are reviewed annually and were last revised in November 2006.
Requirement: Disclose whether or not the board and CEO have developed a written position description for the CEO.
Disclosure: The Terms of Reference for the President & Chief Executive Officer have been approved by the Board. The HRC Committee reviews the President & Chief Executive Officer’s objectives on an annual basis which are then approved by the Board.
Orientation and Continuing Education
Requirement: Briefly describe what measures the board takes to orient new members regarding the role of the board, its committees and its directors, and the nature and operation of the issuer’s business.
Disclosure: A new director is given a copy of the Board manual that contains: personal information about each of the directors and senior officers; Board and Board Committee membership lists and meeting dates; corporate and management organization charts; the corporate financial risk management policies; information concerning Directors’ and Officers’ liability program, statutory liability, and insider trading; an indemnity agreement; the dividend reinvestment and share purchase plan; the Statement on Business Conduct; and the public disclosure documents of the Corporation and its subsidiaries, including the annual report, management information circular and annual information form. When updates are made to any of the documents included in the Board manual, the directors receive e-mail notification of such updates. The Board manual and any updates are posted to the Board portal. In addition to the Board manual, a new director will have discussions with the Chair of the Board, receive presentations from the CEO and senior management with respect to the business and operations of the Corporation, and participate in site and facility tours with other directors.
Requirement: Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Disclosure: Directors receive an orientation at the time they join the Board and prior to each new committee assignment, and continue to have discussions with the Chair of the Board, receive quarterly presentations from senior management, and participate in site and facility tours. In addition, special presentations are provided in response to any director’s request. Directors are also encouraged to pursue director education seminars and courses offered by external parties, whose costs are borne by the Corporation.

42      A  p  p  e  n  d  i  x     “ A “

The following table sets out details of the most significant presentations received by the directors and presented by officers of the Corporation during the financial year ended December 31, 2006.

Date	Topic	Presented/Hosted By

February 1	Pipeline Capacity	Gregory L. Sevick Senior Vice President, Planning & Customer Service J. Richard Bird Executive Vice President, Liquids Pipelines

February 28	Gulf Assets Tour	Douglas V. Krenz Vice President, Gas Pipelines, Enbridge Energy Partners, L.P. Dan C. Tutcher Group Vice President, Transportation South

May 1	Risk Management Practices	John K. Whelen Vice President & Treasurer Stephen J. Wuori Executive Vice President, Chief Financial Officer & Corporate Development

August 1	Aboriginal Relations	D’Arcy L. Levesque Vice President Public and Government Affairs Bonnie D. DuPont Group Vice President, Corporate Resources

October 30	North American Natural Gas Business and Enbridge’s position in it	Terrance L. McGill President, Enbridge Energy Company, Inc. Stephen J.J. Letwin Executive Vice President, Gas Transportation & International and Managing Director, Enbridge Energy Company, Inc.

Ethical Business Conduct
Requirement: Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:
(a)	disclose how an interested party may obtain a copy of the written code;

(b)	describe how the board monitors compliance with its code; and

(c)
provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Disclosure: The Corporation has adopted a written code referred to as the Statement on Business Conduct (the “Statement”). The Statement is applicable to the Corporation and its subsidiaries and their respective directors, officers, employees, consultants, and contractors. The Statement addresses, among other things, compliance with laws and undertakings, relationships with landowners, customers, shareholders, employees and others, health, safety and environment, property and assets, conflicts of interest and use of proprietary, confidential and insider information and communication devices. Upon joining Enbridge or one of its subsidiaries, an individual is required to sign a Certificate of Compliance indicating that he/she has read and understands the Statement and that he/she agrees to comply with it as a term and condition of his/her employment. Each employee must annually thereafter certify his/her compliance with the Statement. Compliance with the Statement is reported annually to the Governance Committee. In 2006, there were no exceptions from compliance with the Statement for any director or executive officer of the Corporation. The Statement is reviewed annually and as developments occur and is updated as required. There were no amendments to the Statement in 2006.
The Board has also adopted whistleblower procedures which allow employees to report questionable accounting or auditing matters on a confidential and anonymous basis. To ensure confidentiality and anonymity, complaints may be made by telephone or e-mail. These complaints are handled by an independent outside service provider. Complaints may also be made through interoffice mail and handled by the Chair of the AFR Committee. The General Counsel reports to the AFR Committee periodically regarding complaints received through the whistleblower procedures so that the Committee can ensure that the process is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity, and effectiveness.
The Statement and whistleblower procedures are available on the Corporation’s website.
Requirement: Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Disclosure: The director or officer is required to comply with the disclosure requirements of the Canada Business Corporations Act and to disclose a conflict or potential conflict and to not participate in discussions on the matter and to abstain from

A  p  p  e  n  d  i  x     “A”      43

voting on the matter at any board meeting where the matter is being considered. In addition, the Statement and the Terms of Reference for a director address the handling of conflicts of interest. The Terms of Reference for a director are available on the Corporation’s website.
Requirement: Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
Disclosure: The CSR Committee focuses on issues in these areas. See the “Report of the Corporate Social Responsibility Committee” on page 40 in this Appendix “A”.
Nomination of Directors
Requirement: Describe the process by which the board identifies new candidates for board nomination.
Disclosure: The Board has assigned to the Governance Committee the responsibility for the identification of new candidates for recommendation to the Board. The Committee annually reviews a skills matrix known as the “Board Composition Plan” (the “Composition Plan”) that sets forth the current make-up of the Board including the name of each director, his/her occupation, residence, gender, age, years on the Board, retirement date, other board of director commitments, equity ownership, independence, as well as other relevant information. The Composition Plan is summarized by the Governance Committee which then allows the Committee to identify criteria on a priority basis (high, medium and low) that a new candidate for the Board should possess. Criteria include but are not limited to, management, board and industry experience, areas of expertise (such as finance and accounting, human resources, environmental, regulated or deregulated business, project management/execution and legal), gender, age and global representation.
The Governance Committee maintains a list of potential candidates for the Board who possess the relevant criteria referred to above. This list is reviewed and updated annually or more frequently, as required. When a position on the Board is available, the Board reviews the list of potential candidates, revises it to reflect the most highly ranked criteria at the time, and prepares a short list. The Chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer, as well as other directors from time to time, meet with the potential candidates to determine the candidates’ interest, availability, experience and suitability. Thereafter, a recommendation is made to the Board.
Requirement: Disclose whether or not the board has a nominating committee composed entirely of independent directors.
Disclosure: The Governance Committee serves as the nominating committee. Other than Mr. Tutcher, all members are currently independent. Mr. Tutcher is not independent because of the offices he held prior to May 1, 2006 including as the Group Vice President, Transportation South of the Corporation and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C.
Notwithstanding Mr. Tutcher’s involvement in the nomination and selection of candidates, the Board believes it is able to maintain objectivity with respect to the processes involved in recommending a candidate to the Board since all other members of the Governance Committee are independent.
Requirement: If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
Disclosure: A summary of the Governance Committee’s responsibilities is set forth under the heading “Report of the Governance Committee” beginning on page 39 in this Appendix “A”. The Governance Committee’s Terms of Reference are available on the Corporation’s website.
Compensation
Requirement: Describe the process by which the board determines the compensation for your company’s directors and officers.
Disclosure: The HRC Committee is responsible for reviewing, approving or recommending to the Board, the compensation plans and pay levels for officers. For further information regarding the process for determining compensation of these individuals, see “Executive Compensation” beginning on page 21 of this Circular.
The Governance Committee annually reviews and reports to the Board on the adequacy and form of remuneration of directors. In establishing compensation, the Committee considers the time commitment and experience required of the Corporation’s directors and the compensation paid by a group of comparable public companies to their boards of directors. The Governance Committee is authorized to utilize external consultants to assist with this role.
For further information regarding directors’ compensation, see “Remuneration of Directors” beginning on page 14 of this Circular.
Requirement: Disclose whether or not the board has a compensation committee composed entirely of independent directors.
Disclosure: The HRC Committee serves as the compensation committee and all of its members are independent.
Requirement: If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
Disclosure: A summary of the HRC Committee’s responsibilities is set forth under the heading “Report of the Human Resources & Compensation Committee” on page 38 in this Appendix “A”. The HRC Committee’s Terms of Reference are available on the Corporation’s website.
Requirement: If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Disclosure: The HRC Committee has retained an independent compensation consultant, Mercer Human Resource Consulting Ltd. (“Mercer”), to assist it in providing advice on the competitiveness and the appropriateness of compensation

44      A  p  p  e  n  d  i  x     “A”

programs for the Corporation’s executive officers, as well as on the governance of executive compensation, the mandate of the HRC Committee and the related Board and committee process. Information regarding the fees paid to Mercer is set forth under the heading “Compensation Consultant” on page 23 of this Circular.
Other Board Committees
Requirement: If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
Disclosure: In addition to the AFR Committee, HRC Committee and Governance Committee, the Corporation has a Corporate Social Responsibility Committee. A summary of its responsibilities is set forth under the heading “Report of the Corporate Social Responsibility Committee” on page 40 in this Appendix “A”. Its Terms of Reference are available on the Corporation’s website. All members of the CSR Committee, other than Mr. Tutcher, are independent.
Assessments
Requirement: Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.
Disclosure: The Governance Committee has responsibility to assess the performance of the Board and its Chair, the Board Committees and the individual directors, on an ongoing basis.
(a) Assessment of the Board and Chair of the Board
Each director of the Board annually completes a confidential questionnaire designed to provide directors with an opportunity to evaluate how effectively the Board is operating and to make suggestions for improvement. The questionnaire is primarily designed to provide constructive input for the improvement of the Board as a whole. Questions posed address the composition of the Board, effectiveness of Board, Board Chair and Board meetings, duties and responsibilities of the Board, orientation and development processes for the Board and evaluation processes for senior management. The questionnaire, once completed, is submitted to the Chair of the Governance Committee. Directors’ input is then summarized on an anonymous basis. The Chair of the Governance Committee meets independently with the Chair of the Board and discusses the summary. The summary is then reported to the Board by the Chair of the Governance Committee.
(b) Assessment of Board Committees
Each member of each of the Corporation’s four Board Committees annually completes a confidential questionnaire designed to enable a candid conversation between the members of each committee regarding the overall performance of the committee by examining the function of the committee and identifying areas of accomplishment and areas for improvement. The purpose of the questionnaire is to ensure that each committee is functioning effectively and efficiently to fulfill the duties and responsibilities delegated to it by the Board in their respective Terms of Reference. Questions posed address the composition of the committee, effectiveness of the committee, its members, including the Chair, and its meetings, as well as orientation and development processes for the committee. Input received from the questionnaire is returned to the Chair of the
Governance Committee, summarized and provided to the Chair of each committee and the Chair of the Board.
(c) Assessment of Individual Directors
Every two years, each director completes a confidential questionnaire designed to provide directors with an opportunity to examine their effectiveness, compare their personal assessment with the assessment by their peers, identify areas of improvement and have a candid conversation with the Chair of the Board regarding individual and Board performance. The purpose of the questionnaire is to assist with personal development, recognizing that individual director development contributes to the overall effectiveness of the Board. Questions posed address director’s skills and experience, preparation, attendance and availability at Board meetings, communication and interaction, business, company and industry knowledge, as well as overall assessment. The questionnaire, once completed, is sent to an independent third party who summarizes the input and provides a confidential report to each director that includes:
(a)	how the director scored him/herself;

(b)	average peer score of his/her performance;

(c)	overall average peer score; and

(d)	peer comments regarding the director’s performance.
Following that process, each director has a confidential discussion with the Chair of the Board regarding the director’s contribution to, and views pertaining to the Board.
In years when this formal assessment of individual directors is not done, the Chair of the Board meets informally with each director to discuss his/her performance and other issues relating to the Board, committee and director performance.
Directors are encouraged not to be limited by questions asked in the questionnaires and to comment broadly, positively or negatively, on any issue regarding Board, committee and director performance.

A  p  p  e  n  d  i  x     “A”     45

AUDIT, FINANCE & RISK COMMITTEE – FURTHER INFORMATION

General Information
Enbridge is required by law to have an audit committee and to disclose certain information concerning that committee pursuant to MI 52-110.
The Board has established the AFR Committee, which at December 31, 2006 was comprised of four members: Robert W. Martin (Chair), David A. Leslie, George K. Petty and Charles E. Shultz. The Board has determined that each of the members is “independent” and “financially literate”, within the meaning of MI 52-110. Information with respect to compliance with U.S. SEC and NYSE audit committee requirements is set forth under the heading “Compliance with U.S. SEC and NYSE Standards” on page 47 of this Appendix “A”.
Mandate
A summary of the AFR Committee’s mandate and responsibilities is set forth under the heading “Report of the Audit, Finance & Risk Committee” on page 37 of this Appendix “A”. The AFR Committee’s Terms of Reference are available on the Corporation’s website.
Relevant Education and Experience of Members
The following is a brief summary of the education or experience of each member of the AFR Committee that is relevant to the performance of his responsibilities as a member of the AFR Committee, including any education or experience that has provided the member with, among other things, an understanding of the accounting principles used by Enbridge to prepare its annual and interim financial statements.
Robert W. Martin
Mr. Martin acquired significant financial experience and exposure to accounting and financial issues as President, Chief Executive Officer and director of various corporations and in various finance positions. He was the President & Chief Executive Officer of Consumers Gas Company (now Enbridge Gas Distribution Inc.) where he was responsible for all financial aspects related to that corporation. He has acted as a member and Chair of other audit committees, and currently serves as Chair of the audit committee of HSBC Bank Canada.
David A. Leslie, F.C.A.
Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in, and then actively supervised persons engaged in preparing, auditing, analysing and evaluating financial statements. He is the former Chairman and Chief Executive Officer of Ernst & Young LLP. He is also a director and member of the audit committee of Sobeys Inc.
George K. Petty
Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy career, including as President & Chief Executive Officer of Telus Corporation from 1994 to 1999. He has acted as a member of other audit committees.
Charles E. Shultz
Mr. Shultz acquired significant financial experience as a business executive and board member of several large Canadian and U.S. public companies. He served as President & Chief Executive Officer of Gulf Canada Resources Limited from 1990 to 1995 and has served as a director and Chairman of Canadian Oil Sands Limited since its inception.
For further information concerning the members of the AFR Committee, see “Individuals Proposed to be Nominated” beginning on page 4 of this Circular.
Pre-Approval Policies and Procedures
On October 30, 2003, the AFR Committee adopted a policy that requires pre-approval by the Committee of any services to be provided by the auditors, whether audit or non-audit services. The policy prohibits the Corporation from engaging the auditors to provide the following non-audit services:
(a)	bookkeeping or other services related to accounting records and financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions or human resources;

(g)	broker or dealer, investment adviser, or investment banking services;

(h)	legal services; and

(i)	expert services unrelated to the audit.
The AFR Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors.
A copy of the policies and procedures on the pre-approval of non-audit services by the Corporation’s external auditors may be obtained from the Corporate Secretary of the Corporation by: sending a written request to 3000, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8; faxing a written request to (403) 231-5929; calling (403) 231-3900; or sending an e-mail request to corporatesecretary@enbridge.com.
The AFR Committee has also adopted a policy which prohibits the Corporation from hiring former employees of the auditors who provided more than 10 hours of audit, review or attest services for the Corporation or its subsidiaries within the one year preceding the commencement of the audit of the current year’s financial statements.
External Auditor Services Fees
Information with respect to the amounts paid to Enbridge’s auditors for services provided to Enbridge and its subsidiaries for the financial years ended December 31, 2005 and 2006, is set forth under the heading “Fees Billed by Auditors” on page 16 in this Circular. This information includes amounts paid for audit services, audit-related services, tax fees and all other fees, as well as a description of the nature of the services comprising the fees disclosed under each category.

46       A  p  p  e  n  d  i  x     “A”

COMPLIANCE WITH U.S. SEC AND NYSE STANDARDS

Audit Committee
Requirement: As of July 31, 2005, Enbridge was required to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Exchange Act.
Rule 10A-3 requires, in brief, that the Corporation’s audit committee members be independent, as defined in Rule 10A-3, and that the committee be responsible for, among other things, (a) appointing, compensating and overseeing the work of the Corporation’s independent auditors, (b) establishing complaints procedures, and (c) hiring independent counsel and other advisers as it deems necessary. Rule 10A-3 also requires that the Corporation provide sufficient funds for the audit committee to compensate the independent auditors, any advisers hired by the committee and for the committee’s administrative expenses. The rule permits the Corporation to continue its practice of having the shareholders vote on the retention of the Corporation’s independent auditors so long as any recommendation from the Corporation is made by the audit committee.
Disclosure: The Corporation is fully compliant with this rule. Further information pertaining to the Corporation’s audit committee is set forth under the heading “Audit, Finance & Risk Committee - Further Information” on page 46 in this Appendix “A”.
Audit Committee Financial Expert
Requirement: The Corporation is required to disclose whether it has at least one audit committee financial expert serving on its committee and if so, the name of the expert and whether the expert is independent.
Disclosure: Mr. Leslie is considered an audit committee financial expert, and is independent, within the meaning of the U.S. Exchange Act. Further information about Mr. Leslie is set forth under the heading “Audit, Finance & Risk Committee — Further Information” on page 46 in this Appendix “A”.
Foreign Private Issuer Disclosure
Requirement: Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.
Disclosure: The Corporation’s domestic corporate governance practices with which it complies (see the heading “Corporate Governance Disclosure” on page 41 in this Appendix “A”) differ from the corporate governance practices required of U.S. companies listed on the NYSE in the significant ways set forth below.
▪
The NYSE requires shareholder approval for all equity compensation plans and any material amendments to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The Canadian rules only require shareholder approval of equity compensation plans that involve newly issued securities and any material amendments, also subject to exception. In Canada, if an equity compensation plan does not provide for a fixed maximum number of securities to be issued but a rolling maximum number based on a fixed percentage of the issuer’s outstanding securities, the plan must be approved every three years by shareholders. Shareholder approval must also be obtained if the plan provides for amendments and the amendments involve a reduction in the exercise price or an extension of the term of options held by insiders. The Corporation offers all employees an incentive to save and to increase their ownership stake in the Corporation by offering to match employee savings up to 2.5% of base salary, with an equal value contribution of 2.5% of their base salary in flex credits, provided the employee savings contribution is applied to purchase Enbridge common shares in the open market. This stock purchase and savings plan makes Enbridge common shares available to employees, effectively providing them with a 2.5% of base salary credit toward the cost of the common shares. Under NYSE rules, shareholder approval would be required for such plan but in Canada, such a plan does not need to be approved by shareholders because the plan purchases the Enbridge common shares in the open market and no additional common shares are issued.

▪
The NYSE requires certain directors of a listed U.S. company be “independent” for a variety of purposes. While the Corporation believes that the NYSE and MI 52-110 definitions of “independence” are broadly similar, one significant difference relates to the connections between a director’s family members and the Corporation’s auditors. Mr. R.W. Martin (whose son is a non-audit partner in PricewaterhouseCoopers LLP, has never been involved in any Enbridge files and is separately domiciled) is “independent” for MI 52-110 purposes but would not be for NYSE purposes and therefore Mr. Martin could not serve on the AFR Committee or the HRC Committee, if the NYSE “independence” requirements applied.

▪
The NYSE requires that a nominating/corporate governance committee of a board be comprised entirely of independent directors, whereas in Canada there is no such requirement. Mr. Tutcher is not an independent director as he held prior to May 1, 2006 the office of Group Vice President, Transportation South of the Corporation, and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., both subsidiaries of the Corporation.

Notification Requirements
Requirement: Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.
Disclosure: The Chief Executive Officer of the Corporation is not aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards applicable to the Corporation. If the Chief Executive Officer does become aware of any material non-compliance, he will promptly notify the NYSE in writing.
Requirement: Each listed company must submit an executed written affirmation annually to the NYSE.
Disclosure: Enbridge provided an Annual Written Affirmation to the NYSE in March 2006 and will provide its next Annual Written Affirmation in early 2007.

A  p  p  e  n  d  i  x     “A”     47

APPENDIX “B”
SHAREHOLDER RESOLUTION
Stock Option Plans (2007) Resolution
BE IT RESOLVED as an ordinary resolution of Enbridge Inc. (the “Corporation”) that:
1
the Incentive Stock Option Plan (2007) and the Performance Stock Option Plan (2007) which were described in the Corporation’s management information circular dated March 2, 2007, be and the same are hereby approved, ratified and confirmed; and

2
any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

APPENDIX “C”
CIBC MELLON TRUST COMPANY
CORPORATE TRUST OFFICE
FOR DEPOSIT OF FORM OF PROXY

BY FACSIMILE:	TOLL FREE 1-866-781-3111

BY DELIVERY:	Your Form of Proxy can be delivered to:

CIBC Mellon.
P.O Box 721
Agincourt, Ontario, Canada
M1S 0A1
Toll Free Telephone Inquiries in North America: 1-800-387-0825
48      A  p  p  e  n  d  i  c  e  s     “B” and “C”

Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone: (403) 231-3900
Fax: (403) 231-3920
Toll free line: (800) 481-2804
www.enbridge.com

ENBRIDGE INC.
PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS
for the Annual and Special Meeting of Shareholders
to be held on Wednesday, May 2, 2007
The undersigned holder of common shares of Enbridge Inc. does hereby appoint P.D. Daniel, President & Chief Executive Officer of Enbridge Inc., or failing him D.A. Arledge, Chair of the board of directors of Enbridge Inc., or instead of either of them, ____________________________________ as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of Enbridge Inc. to be held in the Manitoba Room of The Westin Edmonton, 10135 — 100th Street, Edmonton, Alberta, Canada, on Wednesday, May 2, 2007 at 1:30 p.m. (mountain daylight saving time) and at any adjournment of that meeting, and on every related ballot that may take place.
A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge Inc., to attend and act on the shareholder’s behalf at the meeting. To exercise such right, the names of P.D. Daniel and D.A. Arledge above should be crossed out and the name of the shareholder’s proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed. A shareholder may also appoint a person as the shareholder’s proxyholder through the internet if the shareholder elects to vote separately on each item set forth below. Specific instructions as to how a shareholder may appoint a proxyholder will be provided to the shareholder upon electing to vote separately using the internet.
Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below.
1.	ELECTION OF DIRECTORS

	For	Withhold		For	Withhold
		From Voting			From Voting

David A. Arledge	☐	☐	David A. Leslie	☐	☐

James J. Blanchard	☐	☐	Robert W. Martin	☐	☐

J. Lorne Braithwaite	☐	☐	George K. Petty	☐	☐

Patrick D. Daniel	☐	☐	Charles E. Shultz	☐	☐

J. Herb England	☐	☐	Dan C. Tutcher	☐	☐

E. Susan Evans	☐	☐

2.	APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD

☐ For ☐ Withhold From Voting

3.	APPROVAL OF A NEW INCENTIVE STOCK OPTION PLAN (2007) AND A NEW PERFORMANCE STOCK OPTION PLAN (2007)

☐ For ☐ Against
If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the meeting, or any adjournment of such meeting, or if any other matter properly comes before such meeting, or any adjournment of such meeting, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.
The undersigned hereby revokes any proxy previously given with respect to the meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the common shares represented by this proxy will be voted for or against or withheld from voting as directed above, or if no direction is given with respect to any matter, the common shares represented by this proxy will be voted for the resolution with respect to such matter. This proxy is solicited by and on behalf of the management and board of directors.

Dated this _____ day of ____________________, 2007.	(If not dated in this space, this proxy shall be deemed to bear the date on which it is mailed by management.)

Name of shareholder (please print)	Signature of shareholder or duly authorized person
- See other side for voting options -

Voting Options and Instructions for Registered Shareholders
In addition to voting by mail, your voting instructions can also be conveyed over the telephone, by facsimile or over the internet, as described below.
Vote By Mail
1.	In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person.

2.	If this proxy is not dated in the space provided for, it will be deemed to bear the date on which it was mailed by management.

3.	The name of the shareholder must appear exactly as it is shown on the affixed label below. If common shares are held jointly, any one of the joint shareholders may sign this proxy.

4.	If the common shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this proxy exactly as registered. If the common shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to its corporate trust office in Agincourt, Ontario, Canada any time up to 6:00 p.m. (mountain daylight saving time) on the second last business day (April 30, 2007) preceding the day of the meeting (or any adjournment of that meeting).
Vote By Telephone
You may use a touch-tone telephone to transmit your voting instructions. Dial toll-free 1-866-271-1207 (English and French) and follow the instructions the vote voice provides you. You should have this proxy in hand when you call. You will be prompted to enter your 13 digit control number that is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (mountain daylight saving time) on April 30, 2007.
Vote by Facsimile
In order to vote by facsimile, you must complete the form of proxy in accordance with the instructions set forth under the heading “Vote By Mail” and transmit your voting instructions by faxing this proxy toll fee to 1-866-781-3111. Your vote must be received by 6:00 p.m. (mountain daylight saving time) on April 30, 2007.
Vote By Internet
www.eproxyvoting.com/enbridge
You may use the internet to transmit your voting instructions and for electronic delivery of information. You should have this proxy in hand when you access the web site set forth above. You will be prompted to enter your 13 digit control number which is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (mountain daylight saving time) on April 30, 2007.

¯ Your Control Number ¯